Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of April 14, 2024,

among

RESIDEO TECHNOLOGIES, INC.,

POP ACQUISITION INC.

and

SNAP ONE HOLDINGS CORP.

i

SECTION 9.12.	Jurisdiction	87
SECTION 9.13.	WAIVER OF JURY TRIAL	87
SECTION 9.14.	Debt Financing Sources	88

INDEX OF DEFINED TERMS

Page

Acceptable Confidentiality Agreement	73
Adverse Recommendation Change	45
Affiliate	73
Affiliate Transaction	73
Agreement	1
Alternative Financing	60
Ancillary Documents	73
Antitrust Laws	73
Appraisal Shares	3
Authorizations	27
Bankruptcy and Equity Exception	14
Book-Entry Shares	4
Business Day	73
Certificate of Merger	2
Certificates	4
Chosen Courts	87
Closing	2
Closing Date	2
Code	73
Commitment Letters	36
Company	1
Company 401(k) Plan	74
Company Acquisition Agreement	44
Company Balance Sheet	16
Company Benefit Plan	74
Company Board	1
Company Bonus Program	54
Company Bylaws	11
Company Charter	11
Company Common Stock	1
Company Disclosure Letter	10
Company Equity Awards	74
Company ESPP	74
Company Intellectual Property	74
Company Material Adverse Effect	74
Company PSU	75
Company Recommendation	14
Company Restricted Share	76
Company RSU	76
Company SEC Documents	15
Company Service Provider	76
Company Stock Option	76
Company Stock Plans	76

v

Company Stockholder Approval	14
Company Takeover Proposal	76
Company Termination Fee	70
Compensation Committee	76
Confidentiality Agreement	49
Consent	77
Continuing Employee	53
Contract	77
Converted PSU	7
Converted RSU	7, 8
COVID-19	77
COVID-19 Response	77
Credit Agreement	77
Debt Commitment Letter	36
Debt Documents	61
Debt Financing	77
Debt Financing Commitment	36
Debt Financing Sources	77
Debt Financing Sources Related Party	77
DGCL	1
DOJ	50
Effective Time	2
Electronic Delivery	85
Enforcement Expenses	71
Environmental Laws	77
Equity Commitment Letter	36
Equity Financing	78
Equity Financing Sources	78
ERISA	21
ERISA Affiliate	78
Exchange Act	78
Exchange Fund	4
Exchange Ratio	78
Excluded Shares	3
FDI Laws	78
Fee Letter	36
Financing Agreement	78
FIRPTA Certificate	64
FTC	50
Governmental Entity	15
Hazardous Materials	78
HSR Act	15
Indebtedness	78
Indemnified Persons	55
Information Statement	47
Intellectual Property	79

Intervening Event	79
IT Assets	79
Judgments	26
knowledge	79
Law	79
Lease	23
Leased Real Property	79
Leases	23
Legal Restraints	66
Liens	79
Listed Intellectual Property	28
Malicious Code	30
Material Contract	24
Material Customer	25
Material Supplier	26
Measurement Date	11
Merger	1
Merger Consideration	3
Merger Sub	1
Multiemployer Plan	80
New Plans	53
Non-US Company Plan	22
Notice of Adverse Recommendation Change	46
Open Source Software	80
Outside Date	68
Parent	1
Parent Common Stock	80
Parent Common Stock Value	80
Parent Equity Plan	80
Parent Material Adverse Effect	80
Parent Related Party	80
Paying Agent	4
Payoff Letter	58
Permitted Liens	80
Person	81
Personal Data	81
Phantom Equity Interests	81
Phantom Option	81
Pre-Closing Bonus Period	54
Principal Stockholders	82
Privacy and Data Security Requirements	82
Proceeding	26
Process	82
Processing	82
Proprietary Software	29
Qualifying Company Takeover Proposal	45

Remedial Action	52
Representatives	82
Required Information	82
Required Regulatory Approvals	82
Sanctioned Jurisdiction	82
Sanctioned Person	82
Sanctions	83
SEC	83
Section 262	3
Securities Act	83
Senior Employee	41
Sponsor Director	56
Stockholders Agreement	12
Subsidiary	83
Superior Proposal	83
Support Agreement	1
Surviving Corporation	2
Tax Return	83
Taxes	83
Taxing Authority	83
TRA	84
TRA Parties	84
TRA Waiver	58
Trade Control Laws	84
Transactions	84
Unvested Company RSU	7, 8
Vested Company RSU	6, 8
Voting Company Debt	12
Voting Subsidiary Debt	13
willful and material breach	70
Written Consent	47

Exhibits

Exhibit A	Form of Written Consent
Exhibit B	Form of FIRPTA Certificate

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of April 14, 2024 (this “Agreement”), by and among Resideo Technologies, Inc., a Delaware corporation (“Parent”), Pop Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Snap One Holdings Corp., a Delaware corporation (the “Company”). Unless expressly stated otherwise, Parent, Merger Sub and the Company are referred to in this Agreement individually as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, the parties intend that, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement, (iii) resolved to recommend that the holders of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), adopt this Agreement and (iv) directed that this Agreement be submitted to the Company’s stockholders for adoption by the Company’s stockholders entitled to vote thereon;

WHEREAS, the respective Boards of Directors of Merger Sub and Parent have approved and declared advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Principal Stockholders have executed and delivered to Parent and the Company that certain Support Agreement (the “Support Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified and agreed by Parent and the Company, which date shall be no later than the third Business Day following the satisfaction (or waiver by the party entitled thereto) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver by the party entitled thereto) of such conditions), remotely via the electronic exchange of documents and signature pages, unless another time or date shall be agreed in writing by the parties hereto; provided that, notwithstanding the satisfaction (or waiver by the party entitled thereto) of the conditions set forth in Article VII, unless otherwise agreed in writing by Parent, the parties shall not be required to effect the Closing prior to June 14, 2024. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Prior to the Closing, Parent, Merger Sub and the Company shall prepare, and at the Closing, Parent, Merger Sub and the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04. Effects of Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation; Bylaws. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to Snap One Holdings Corp.), and (b) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to Snap One Holdings Corp.), in each case, until thereafter amended in accordance with applicable Law and the applicable provisions therein.

SECTION 1.06. Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT ON CAPITAL STOCK; PAYMENT FOR SHARES

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Stock Owned by the Company, Parent or Merger Sub. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub or any other direct or indirect wholly owned Subsidiary of the Company or of Parent (such shares, “Excluded Shares”), in each case immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Excluded Shares, Appraisal Shares, and Company Restricted Shares) shall be converted into the right to receive an amount in cash equal to $10.75, without interest and less any applicable withholding Taxes (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) (such shares, “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist and shall represent the right to receive only those rights provided under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to receive those rights under and to be paid such consideration as is determined pursuant to Section 262, shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c). If the Surviving Corporation makes any payment after the Effective Time with respect to Appraisal Shares to the holders thereof pursuant to such holders’ appraisal rights under Section 262 or otherwise has funded amounts into the Exchange Fund in respect of such Appraisal Shares, then any portion of the Merger Consideration relating to such Appraisal Shares held in the Exchange Fund shall be delivered by the Paying Agent to the Surviving Corporation upon demand. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, any withdrawals of any such demands or any other instruments or notices served pursuant to the DGCL or otherwise and received by the Company relating to the rights of appraisal of the holders of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to any such demand, (ii) offer to settle or settle any such demand or (iii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

SECTION 2.02. Payment of Merger Consideration.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration as provided in Section 2.01(c). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash necessary to pay for the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedure. Promptly (and in any event no later than two Business Days) after the Effective Time, Parent shall direct the Paying Agent to mail to each holder of record of a certificate or certificates (if any), or a non-certificated share or non-certificated shares, that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates” or “Book-Entry Shares,” respectively) which were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in customary form and have such other provisions as Parent and the Company may reasonably agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Merger Consideration. Upon (A) in the case of a Certificate, surrender of such Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent or (B) in the case of Book-Entry Shares, receipt of an “agent’s message” by the

Paying Agent (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), the holder of such Certificate or Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 2.01(c), and the Certificate or Book-Entry Share, as applicable, so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in accordance with this Article II. No interest shall be paid or accrue on the cash payable to any holder of a Certificate or Book-Entry Share in accordance with the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock that such Certificate or Book-Entry Share represented immediately prior to the Effective Time. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II. No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.02.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares for nine (9) months after the Effective Time shall be delivered to Parent (or the Surviving Corporation, as directed by Parent), upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent as a general creditor thereof for payment of its claim for Merger Consideration without any interest thereon.

(e) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered for Merger Consideration prior to the five (5) year anniversary of the Effective Time (or, if earlier, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent (net of any applicable withholding Taxes). No such investment or any loss thereon shall affect the amounts payable pursuant to this Article II. Parent shall take actions necessary to ensure that the Exchange Fund includes at all times cash in an amount sufficient for the Paying Agent to pay the Merger Consideration in accordance with this Agreement.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond in such reasonable and customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or Parent, as applicable, shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration.

(h) Withholding Rights. Each of the Surviving Corporation, Merger Sub, Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld under applicable Law with respect to Taxes. Any amounts so deducted or withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 2.03. Equity Awards.

(a) Treatment of Company Stock Options and Phantom Options. At the Effective Time, each Company Stock Option and Phantom Option will be cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof, it being understood that no Company Stock Option will have an exercise price per share less than the Merger Consideration as of the Effective Time.

(b) Treatment of Vested Company RSUs. At the Effective Time,

each Company RSU that is outstanding and vested immediately prior to the Effective Time, after taking into account any accelerated vesting that occurs immediately prior to, or in connection with, the Effective Time, in each case pursuant to any Contract or Company Benefit Plan that provides for such acceleration (each, a “Vested Company RSU”), shall automatically and without any required action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to (x) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

(c) Treatment of Unvested Company RSUs. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of a Company RSU, each Company RSU other than a Vested Company RSU that is outstanding as of immediately prior to the Effective Time (each, an “Unvested Company RSU”), shall be assumed by Parent and automatically converted into a Parent restricted stock unit award with respect to shares of Parent Common Stock under the Parent Equity Plan on the terms and conditions set forth in this Section 2.03(c). Accordingly, from and after the Effective Time, the aggregate number of shares of Parent Common Stock underlying such award will be determined by multiplying (A) the number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time by the (B) Exchange Ratio, with any resulting fractional share rounded down to the nearest whole share of Parent Common Stock (as converted, a “Converted RSU”); provided, that, any such fractional share shall be converted into a right to receive an amount in cash at the Effective Time equal to (x) such fractional share multiplied by (y) the Parent Company Stock Value. As of the conversion pursuant to this Section 2.03(c), each Converted RSU shall be subject to the same terms and conditions (including vesting terms) applicable to the corresponding Unvested Company RSU immediately prior to the Effective Time (which includes, for the avoidance of doubt, any acceleration benefits that applied to such Unvested Company RSU upon a qualifying termination of employment or service pursuant to the terms thereof (which includes, for the avoidance of doubt, any applicable Severance Arrangement)), except as otherwise provided in this Section 2.03(c), for administrative changes, or changes resulting from the Converted RSU being subject to the Parent Equity Plan, in each case, that are not materially adverse to the holder of such Converted RSU, or to which the holder consents.

(d) Treatment of Company Restricted Shares. At the Effective Time, each Company Restricted Share outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Merger Consideration.

(e) Treatment of Company PSUs. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of a Company PSU, each Company PSU that is outstanding as of immediately prior to the Effective Time (each, an “Unvested Company PSU”) shall be assumed by Parent and automatically be converted into a Parent restricted stock unit award with respect to shares of Parent Common Stock on the same terms and conditions as applied to the Company PSU as of immediately prior to the Effective Time (and provided, for clarity, that any Company PSU that as of immediately prior to the Effective Time is no longer subject to performance criteria, and any Company PSU for which the performance period is deemed completed as a result of the consummation of the Transactions, shall be subject to the treatment described in subsection (b) or (c) above for Company RSUs, as applicable), except that the aggregate number of shares of Parent Common Stock underlying such award will be determined by multiplying (A) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time based on (i) with respect to any Company PSU for which the performance period has not been completed as of the Effective Time, based on target performance, or (ii) with respect to any Company PSU for which the performance period has been completed prior to the Effective Time, based on the actual level of performance (as determined by the Compensation Committee prior to the Effective Time in good faith consistent with past practices) through the end of such performance period (provided, that the Company will consult with Parent in good faith on such determination of actual performance), which for the avoidance of doubt may be zero for any Company PSU that does not satisfy the applicable performance conditions, by (B) the Exchange Ratio (as converted, a “Converted PSU”), with any resulting fractional share rounded up to the nearest whole share of Parent Common Stock. As of the conversion pursuant to this Section 2.03(e), each Converted PSU shall be subject to the same terms and conditions (including the remaining service-based vesting conditions that would apply with respect to any such Company PSU (or portions thereof) following the completion (or deemed completion) of any applicable performance period), subject to the terms set forth on Section 2.03(e) of the Company Disclosure Letter, and settlement terms applicable to the corresponding Company PSU immediately prior to the Effective Time (including, for the avoidance of doubt, any acceleration benefits that apply to such Company PSU upon a qualifying termination of employment or service pursuant to the terms thereof (which includes, for the avoidance of doubt, any applicable Severance Arrangement)) except as otherwise provided in this Section 2.03(e), for administrative changes, or changes resulting from the Converted PSU being subject to the Parent Equity Plan, in each case, that are not materially adverse to the holder of such Converted PSU, or to which the holder consents.

(f) Treatment of Vested Phantom RSUs. At the Effective Time, each Phantom RSU that is outstanding and vested immediately prior to the Effective Time, after taking into account any accelerated vesting that occurs immediately prior to, or in connection with, the Effective Time, in each case pursuant to any Contract or Company Benefit Plan that provides for such acceleration (each, a “Vested Phantom RSU”), shall automatically and without any required action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to (x) the total number of shares of Company Common Stock underlying such Phantom RSU immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

(g) Treatment of Unvested Phantom RSUs. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of a Phantom RSU, each Phantom RSU other than a Vested Phantom RSU that is outstanding as of immediately prior to the Effective Time (each, an “Unvested Phantom RSU”), shall be assumed by Parent and automatically converted into a Parent cash-settled restricted stock unit award under the Parent Equity Plan that will be settled in cash by reference to the value of shares of Parent Common Stock (as of the applicable vesting date) on the terms and conditions set forth in this Section 2.03(c). Accordingly, from and after the Effective Time, the aggregate number of shares of Parent Common Stock underlying such award will be determined by multiplying (A) the number of shares of Company Common Stock subject to such Unvested Phantom RSU immediately prior to the Effective Time by the (B) Exchange Ratio, with any resulting fractional share rounded down to the nearest whole share of Parent Common Stock (as converted, a “Converted Phantom RSU”); provided, that, any such fractional share shall be converted into a right to receive an amount in cash at the Effective Time equal to (x) such fractional share multiplied by (y) the Parent Company Stock Value. As of the conversion pursuant to this Section 2.03(c), each Converted Phantom RSU shall be subject to the same terms and conditions (including vesting terms, subject to the terms set forth on Section 2.03(c) of the Company Disclosure Letter and settlement terms) applicable to the corresponding Unvested Phantom RSU immediately prior to the Effective Time (which includes, for the avoidance of doubt, any acceleration benefits that applied to such Unvested Phantom RSU upon a qualifying termination of employment or service pursuant to the terms thereof), except as otherwise provided in this Section 2.03(c), for administrative changes, or changes resulting from the Converted Phantom RSU being subject to the Parent Equity Plan, in each case, that are not materially adverse to the holder of such Converted Phantom RSU, or to which the holder consents.

(h) Treatment of Company ESPP. Prior to or as soon as practicable following the date of this Agreement, the Company shall have taken or shall take all actions required to (i) ensure that no enrollment for offering periods under the Company ESPP shall commence on or after the date of this Agreement and that no new offering period under the Company ESPP shall commence on or after the date of this Agreement, (ii) if the Closing shall occur prior to the end of the offering period under the Company ESPP in effect as of the date hereof, cause a new exercise date to be set under the Company ESPP, which date shall be no later than one Business Day prior to the Closing Date, and (iii) arrange for the amount of the accumulated contributions of each participant under the Company ESPP, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the Company ESPP prior to the Effective Time (the “Remaining ESPP Account Balance”), to be refunded to such participant through the Company’s payroll system no later than ten (10) Business Days following the Effective Time. The Company shall further take all actions necessary to terminate the Company ESPP in accordance with the terms thereof, effective as of no later than the Effective Time.

(i) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee, as applicable, shall adopt any resolutions necessary to effectuate the provisions of Section 2.03(a) through (g), and to terminate the Company Stock Plan and to ensure that, as of the Effective Time, no Person shall have any right under the Company Stock Plan (other than any rights attendant to Converted RSUs, Converted PSUs, or Converted Phantom RSUs and right to payment of the Merger Consideration, as set forth in Section 2.03(b), (d) and (f) in respect of Vested Company RSUs, Company Restricted Shares and Vested Phantom RSUs, respectively). Prior to the Effective Time, the Company shall deliver written notice to each holder of a Company Equity Award informing such holder of the effect of the Merger on the Company Equity Awards, and the Company shall consult with Parent with respect to such notices and shall provide Parent an opportunity to comment thereon, which comments will be considered in good faith by the Company. Effective as of the Effective Time, Parent shall assume the Unvested Company RSUs, Unvested Company PSUs, and Unvested Phantom RSUs that are outstanding immediately prior to the Effective Time in accordance with the terms of this Section 2.03. Parent may also elect to convert and assume (on the same basis set forth in Section 2.03(c) and (e)) the share reserve available under the Company Equity Plan as of the Effective Time into the Parent Equity Plan to the extent permitted under and in accordance with applicable Law.

(j) Payment for Company Equity Awards. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Vested Company RSUs, Company Restricted Shares, Vested Phantom RSUs, and fractional shares resulting from the conversion of Unvested Company RSUs, Unvested Company PSUs, and Unvested Phantom RSUs contemplated by this Section 2.03, and any associated payroll taxes then payable, provided that Parent shall not be required to make any such deposit to the extent the cash and cash equivalent balances of the Company are sufficient to satisfy the payment obligations (and associated payroll taxes) in respect of the foregoing Company Equity Awards as set forth herein. As promptly as reasonably practicable following the Closing Date, but in no event later than the later of (i) the second regularly scheduled payroll date of the Surviving Corporation following the Closing Date, and (ii) fourteen (14) Business Days following the Closing Date, the applicable former holders of the Company Equity Awards described in this Section 2.03(j) will receive a payment from the

Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such former holders in respect of such Company Equity Awards pursuant to Section 2.03(a)-(g), as applicable (after giving effect to any required Tax withholdings as provided in Section 2.02(h)). Notwithstanding the foregoing, to the extent that payments in respect of any such Company Equity Award are owed to non-employee directors or other non-employee service providers of the Company, such amounts shall be paid as promptly as reasonably practicable following the Closing Date, but in no event later than fourteen (14) Business Days following the Closing Date, by wire transfer of immediately available funds through such method as the Company typically uses for payments to such Persons.

SECTION 2.04. Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction; provided, that nothing in this Section 2.04 shall be construed to permit the Company to take any action with respect to its Equity Interests that is prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) specifically disclosed in the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since July 30, 2021 and publicly available on the internet website of the SEC prior to the date of this Agreement (other than any disclosures (i) contained in any section entitled “Risk Factors,” except to the extent such information consists of factual historical or current statements, (ii) set forth in any “Forward-Looking Statements” disclaimer or (iii) that are cautionary, non-specific, predictive or forward-looking in nature) or (b) set forth in the disclosure letter, dated as of the date hereof and delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01. Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”). The Company Charter and the Company Bylaws are in full force and effect. The Company is not in violation of any provision of the Company Charter or the Company Bylaws in any material respect.

SECTION 3.02. Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on April 14, 2024 (such date and time, the “Measurement Date”), (i) 76,535,644 shares of Company Common Stock were issued and outstanding (61,779 of which were Company Restricted Shares), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 0 shares of Company Common Stock were held by the Company in its treasury, (iv) (A) 3,641,509 shares of Company Common Stock were subject to outstanding Company Stock Options, (B) 3,563,287 shares of Company Common Stock were subject to outstanding Company RSUs, and (C) 1,542,760 shares of Company Common Stock were subject to outstanding Company PSUs (assuming achievement of any applicable performance criteria at actual performance levels for Company PSUs (or portions thereof) for which the performance period has been completed prior to the date hereof and at target levels for all other Company PSUs (or portions thereof)), (v) 23,447 Phantom RSUs issued and outstanding, (vi) 69,800 Phantom Options issued and outstanding, (vi) an additional 2,218,345 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan (for the avoidance of doubt, not including the shares of Company Common Stock subject to the Company Equity Awards set forth above), and (vii) 803,716 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP and 164,294 shares of Company Common Stock were subscribed and/or currently estimated to be subscribed for under the Company ESPP during the current offering period immediately prior to the date hereof. As of the Measurement Date, no (A) shares of capital stock or other voting securities of, (B) other equity or voting interests in, (C) securities convertible into or exchangeable for capital stock, voting securities or other equity interests in, (D) stock appreciation rights, performance shares, “phantom” stock rights, or other rights that give the holder thereof any economic or voting interest of a nature that would accrue to the holders of capital stock in, or (E) options, warrants, subscriptions or other rights to acquire or receive capital stock, voting securities or other equity interests or rights referred to in clause (A), (B), (C) and (D) (clauses (A), (B), (C), (D), or (E) collectively, “Equity Interests”) of the Company were issued, reserved for issuance or outstanding except as set forth in this Section 3.02(a).

(b) All issued and outstanding Equity Interests in the Company are, and at the time of issuance all Equity Interests in the Company that may be issued prior to the Effective Time in accordance with the terms of this Agreement, including all shares that may be issued pursuant to the Company Stock Plan, will be, duly authorized, validly issued, fully paid and nonassessable (to the extent applicable as a legal concept), have been or will be issued in compliance with all applicable securities laws, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is, or, to the knowledge of the Company, a stockholder of the Company is, a party or otherwise bound.

(c) There are no bonds, debentures, notes or other Indebtedness of the Company that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of shares of Company Common Stock may vote (“Voting Company Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Company Debt.

(d) Except for the Company Stock Options, Company RSUs, Company PSUs, Phantom RSUs or Phantom Options, in each case in accordance with their respective terms as in effect as of the date hereof, there are no outstanding obligations of the Company or any Subsidiary thereof to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any Equity Interests in the Company or such Subsidiary. There are no outstanding obligations of the Company or any Subsidiary thereof to directly or indirectly amend, redeem, repurchase or otherwise acquire any Equity Interests in the Company or such Subsidiary, except in the case of the Company, for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company RSUs or Company PSUs or (C) the acquisition by the Company of Company Stock Options, Company RSUs, Company PSUs, Phantom RSUs or Phantom Options in connection with the forfeiture of such awards, in each case, in accordance with their respective terms. Neither the Company nor any Subsidiary thereof, is party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, the Company or such Subsidiary, except in the case of the Company, for the Stockholders Agreement, dated as of July 27, 2021, by and among the Company and the other parties named therein (the “Stockholders Agreement”).

(e) Section 3.02(e) of the Company Disclosure Letter sets forth a correct and complete list of each holder of an outstanding Company Equity Award as of the date hereof, which schedule shows for each Company Equity Award, as applicable, the date such Company Equity Award was granted, the number of shares of Company Common Stock subject to such Company Equity Award (assuming achievement of any applicable performance criteria at actual performance levels for Company PSUs (or portions thereof) for which the performance period has been completed prior to the date hereof and at target levels for all other Company PSUs (or portions thereof) and the applicable exercise price of each Company Equity Award that is a Company Stock Option. With respect to each Company Equity Award, each Company Stock Option has an exercise price that is equal or greater than the fair market value of the underlying Company Common Stock on the applicable grant date, and each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements of the Company.

SECTION 3.03. Company Subsidiaries; Equity Interests.

(a) Section 3.03(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing (or equivalent concept to the extent applicable) under the laws of its jurisdiction of organization. Each Subsidiary of the Company has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All issued and outstanding Equity Interests in each Subsidiary of the Company are, and at the time of issuance all Equity Interests in each such Subsidiary that may be issued prior to the Effective Time in accordance with this Agreement, will be, duly authorized, validly issued, fully paid and nonassessable (to the extent applicable as a legal concept), have been or will be issued in compliance with all applicable securities laws, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the organizational documents of such Subsidiary or any Contract to which the Company or any of its Subsidiaries are, or, to the knowledge of the Company, a stockholder of such Subsidiary is, party to or otherwise bound.

(c) There are no bonds, debentures, notes or other Indebtedness of any Subsidiary of the Company that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of Equity Interests of any Subsidiary of the Company may vote (“Voting Subsidiary Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Subsidiary Debt.

(d) All issued and outstanding Equity Interests of the Subsidiaries of the Company are owned by the Company or a wholly owned Subsidiary of the Company, free and clear of all Liens other than Permitted Liens described in clause (g) of the definition thereof or Liens arising pursuant to applicable securities Laws of general application. Except for the Company’s Subsidiaries, neither the Company nor any Subsidiary thereof owns any Equity Interests in any other Person.

SECTION 3.04. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Ancillary Documents to which it is a party and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which it is a party and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and the other Ancillary Documents to which it is a party, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement and the other Ancillary Documents to which the Company is a party constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies (the “Bankruptcy and Equity Exception”)).

(b) The Company Board duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger, in each case, on the terms and subject to the conditions set forth in this Agreement, and (iii) recommending that the holders of shares of Company Common Stock vote in favor of approving and adopting this Agreement and directing that this Agreement be submitted to the Company’s stockholders for approval and adoption (collectively, the “Company Recommendation”), which resolutions, except to the extent permitted by Section 5.02(f), have not been rescinded, modified or withdrawn in any way. The affirmative vote (in person or by written consent, including by obtaining the Written Consent) of holders of a majority of the outstanding shares of Company Common Stock in favor of approving and adopting this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of Company Common Stock or any other Equity Interests of the Company necessary to adopt this Agreement or approve the Merger or other Transactions, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger or the other Transactions (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware).

(c) No state takeover statute, “business combination,” “control share acquisition,” “fair price,” “moratorium,” “interested stockholder,” “affiliate transaction” or similar Law, and no analogous provision in the Company Charter or the Company Bylaws, applies to the Company with respect to this Agreement, the Merger or any other Transaction. The Company has elected in its certificate of incorporation not to be governed by Section 203 of the DGCL and accordingly, the provisions of Section 203 of the DGCL are inapplicable to this Agreement, the Merger or any other Transaction. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

SECTION 3.05. No Conflicts; Consents.

(a) The execution, delivery and performance of this Agreement and the other Ancillary Documents by the Company and the consummation of the Merger and the other Transactions do not and will not (i) breach, violate or conflict with any provision of the Company Charter or Company Bylaws, (ii) assuming that all Consents and filings contemplated by Section 3.05(b) have been obtained or made (as applicable) and the Company Stockholder Approval has been obtained, conflict with, breach or violate any Law or Privacy and Data Security Requirement applicable to the Company or any of its Subsidiaries, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), result in the termination of, accelerate the performance required by, result in a right of termination or acceleration, or require a Consent pursuant to, any Material Contract or material Authorizations of the Company or any of its Subsidiaries or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties, assets or rights of the Company or any of its Subsidiaries, except, in the case of clauses (ii) - (iv), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and the other Ancillary Documents by the Company and the consummation of the Merger and the other Transactions by the Company do not and will not require any Consent of, or registration, declaration, notice or filing with or from, any transnational, national, federal, state, local, provincial, municipal or other government, domestic or foreign, or any court of competent jurisdiction, administrative or regulatory agency, body or commission or other governmental or quasi-governmental (including self-regulatory) authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Information Statement), and state securities, takeover and “blue sky” laws, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Antitrust Law or any FDI Law set forth on Section 3.05(b) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of Nasdaq, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.06. SEC Documents; Undisclosed Liabilities; Internal Controls.

(a) The Company has filed or furnished on a timely basis, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished, as applicable, by the Company with the SEC since July 30, 2021 (such documents, together with any documents filed or furnished, as applicable, by the Company with the SEC during such period on a voluntary basis, the “Company SEC Documents”).

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statement filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, including, in each case, the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing and as of such respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), and none of the Company SEC Documents contained, at the time of such filing or amendment (as applicable), any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date of this Agreement.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any pending SEC comment or investigation.

(d) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

(e) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to the Company.

(f) The financial statements (including, in each case, the notes and schedules thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP (except, in the case of such unaudited quarterly consolidated financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (x) as may be expressly indicated in the notes thereto or (y) as permitted by Regulation S-X) and (iii) fairly presented in all material respects the consolidated financial position of the Company and the Subsidiaries of the Company as of the dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods covered thereby (subject, in the case of unaudited quarterly consolidated financial statements, to normal recurring year-end adjustments that are not, individually or in the aggregate, material in amount). Since July 30, 2021, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as described in the Company SEC Documents or except as may have been required by GAAP, the SEC, or applicable Law.

(g) Except (i) as reflected or reserved against in the condensed balance sheet of the Company as of December 31, 2023 or specifically disclosed in the notes thereto, included in the Company SEC Documents as of the date hereof (such balance sheet and the notes thereto, the “Company Balance Sheet”), (ii) for liabilities or obligations incurred pursuant to the terms of this Agreement, (iii) for liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business, (iv) for executory obligations under the terms of any Contract to which the Company or any of its Subsidiaries is a party (other than as a result of a breach thereof or default thereunder), or (v) for liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents filed prior to the date hereof.

(h) The Company has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with the authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the financial statements of the Company and its Subsidiaries.

(i) The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Since July 30, 2021, none of the Company Board nor, to the knowledge of the Company, the Company’s auditors have been advised of, and the Company’s principal executive officer, principal financial officer and principal accounting officer are not aware of and have not disclosed, based on their most recent evaluation prior to the date of this Agreement, to the Company’s auditor and the Company Board (A) any “significant deficiencies” or “material weaknesses” (each as defined in Rule 12b-2 of the Exchange Act) in the systems of internal controls over financial reporting that has not been subsequently remedied or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(j) Section 3.06(j) of the Company Disclosure Letter contains a true, correct and complete list of all indebtedness for borrowed money of the Company and its Subsidiaries as of the date hereof with an outstanding principal amount of at least $250,000.

SECTION 3.07. Absence of Certain Changes or Events. Since December 31, 2023:

(i) there has not occurred a Company Material Adverse Effect;

(ii) there have been no payments made under the TRA, except as set forth on Section 3.07 of the Disclosure Letter; and

(iii) none of the Company or its Subsidiaries have taken any action that, if taken after the date hereof without the consent of Parent, would constitute a violation in any material respect of Sections 5.01(a)(i), (iii), (iv), (vii), (viii), (xii), (xiii) or (xvii).

SECTION 3.08. Taxes. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and the Subsidiaries of the Company have timely filed all Tax Returns that are required to be filed by them (taking into account any automatic extensions of time to file), and such Tax Returns are true, complete and accurate in all respects. The Company and the Subsidiaries of the Company have paid all Taxes due and owing by any of them (whether or not shown as due on such Tax Returns).

(b) Neither the Company nor any Subsidiary of the Company has sought or is the beneficiary of an extension (other than automatic extensions) of time within which to file any Tax Return which has not been filed. Neither the Company nor any Subsidiary of the Company has waived or extended any statute of limitations in respect of Taxes which waiver or extension remains in effect.

(c) The Company Balance Sheet reflects adequate accruals and reserves for all Taxes of the Company and each Subsidiary of the Company with respect to all periods through the date thereof in accordance with GAAP. Since the date of the Company Balance Sheet, the Company and each Subsidiary of the Company has not incurred any liability for Taxes outside the ordinary course of business.

(d) The Company and the Subsidiaries of the Company have withheld and timely remitted all amounts required to have been withheld and remitted in respect of Taxes with respect to any amounts owing to any vendor, employee, independent contractor, creditor or any other Person.

(e) Within the past two years, neither the Company nor any Subsidiary of the Company has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify as a transaction to which Section 355 or 361 of the Code (or any similar provision of state, local or foreign Law) applies.

(f) Neither the Company nor any Subsidiary of the Company is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor. Neither the Company nor any Subsidiary of the Company has been a member of an affiliated group filing consolidated U.S. federal income Tax Returns or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group comprised of the Company and its Subsidiaries).

(g) There are no Liens, except for Permitted Liens, for Taxes upon any property or assets of the Company or any Subsidiary of the Company.

(h) Neither the Company nor any Subsidiary of the Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(i) There is no audit or other examination or administrative, judicial or other proceeding with respect to any Tax Return or Taxes of the Company or any Subsidiary of the Company currently in progress, nor are any proposed or threatened in writing.

(j) No written claim has been made by any Governmental Entity in a jurisdiction where the Company or a Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary of the Company, as applicable, is or may be subject to taxation by such jurisdiction.

(k) Neither the Company nor any Subsidiary of the Company has or has ever had a branch or permanent establishment in any country other than the country of its organization.

(l) The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction or other similar transaction on or prior to the Closing Date, (ii) any accounting method change made or required to be made on or prior to the Closing Date, (iii) the use of an improper method of accounting for any period or portion thereof ending prior to the Closing Date, (iv) any written agreement with a Governmental Entity with respect to Taxes pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) or private letter ruling with respect to the Company or its Subsidiaries, (v) any prepaid amount received on or prior to the Closing (other than in the ordinary course of business), (vi) an election under Section 965(h) of the Code, or (vii) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) in respect of taxable periods (or portions thereof) ending on or prior to the Closing Date.

(m) No deficiency or assessment for Taxes has been asserted in writing or assessed by any Governmental Entity with respect to the Company or any Subsidiary of the Company which remains unpaid.

SECTION 3.09. Labor Relations.

(a) Except that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each Subsidiary of the Company is in compliance with all applicable Laws, Contracts and Authorizations to which it is a party relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, immigration-related work authorization, the collection, withholding, and payment of Taxes, payment of overtime pay and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state or local Law.

(b) Except that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are no complaints, charges or claims against the Company or any Subsidiary of the Company pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, the Company or any Subsidiary of the Company of any individual or of any provision of services to the Company or any Subsidiary of the Company by any individual.

(c) Neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or other Contract with a labor union or any similar employee or labor organization or other representative of the Company’s or its Subsidiaries’ employees, nor is any such Contract presently being negotiated. There are no ongoing material labor strikes, material slowdowns, material work stoppages, picketing or lockouts pending or, to the knowledge of the Company, threatened, against the Company or the Subsidiaries of the Company. Since July 30, 2021, there have been no (i) material unfair labor practice charge or complaints pending before the National Labor Relations Board or any similar applicable Governmental Entity with jurisdiction over labor matters relating the Company or any of its Subsidiaries or any of their respective employees, or (ii) material Proceedings with respect to or relating to the Company or any of its Subsidiaries pending before any applicable Governmental Entity responsible for the prevention of unlawful employment practices. To the knowledge of the Company, as of the date of this Agreement, there is no pending organizing campaign or proceedings of any labor union, works council or similar employee or labor organization and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(d) To the knowledge of the Company, as of the date hereof, no current employee of the Company or any of its Subsidiaries with a title as of the date hereof of Senior Vice President (or functional equivalent) or above, has notified the Company in writing of an intent to terminate his, her or their employment or engagement with the Company or any of its Subsidiaries.

(e) Since July 30, 2021, (i) to the knowledge of the Company, no allegations of sexual harassment or, sexual misconduct have been made against any Company Service Provider in his, her or their capacity as an officer of the Company or any its Subsidiaries or as a member of the Board of Directors of the Company or any its Subsidiaries (other than any which, having been appropriately investigated, have been found to not have been substantiated), and (ii) none of the Company and its Subsidiaries has entered into any settlement agreement involving payments in excess of $100,000 related to allegations of sexual harassment or sexual misconduct by any Company Service Provider.

SECTION 3.10. Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each (i) material Company Benefit Plan and each material PEO Plan (it being understood that individual equity-based award agreements, at-will offer letters that can be terminated without notice or penalty by the Company or any of its Subsidiaries (including in connection with or after the consummation of the Transactions), and, with respect to employees located outside of the United States, employment contracts that do not provide for severance benefits beyond those required by applicable law, are not required to be listed to the extent the forms thereof are listed and made available to Parent), and (ii) services Contract with a PEO providing for co-employment of employees of the Company or any of its Subsidiaries. All representations pursuant to this Section 3.10 in respect of any PEO Plan shall only be made to the knowledge of the Company.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent (including pursuant to a “clean team” or similar agreement between the parties) true, correct and complete copies of, to the extent applicable, (i) such Company Benefit Plan, including any amendment thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), other than the portion of any Company Benefit Plan that contains information that the Company is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared for such Company Benefit Plan, (iv) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service, (vi) the most recent annual report on Form 5500 (or comparable form) required to be filed with the Department of Labor with respect thereto (if any), (vii) all material correspondences to or form any Governmental Entity received since July 30, 2021 with respect thereto, and (viii) to the extent performed by a third-party, reports showing the results for required compliance testing. With respect to each PEO Plan, the Company has made available to Parent (including pursuant to a “clean team” or similar agreement between the parties) true, correct and complete copies of the plan document or a summary thereof.

(c) Except that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company Benefit Plans and each PEO Plan, is and has been established, maintained, operated, and administered in accordance with its terms and in compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code (including Section 409A of the Code) and all other applicable Law; (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or expected to involve, any Company Benefit Plan or PEO Plan, the assets of any Company Benefit Plan or PEO plan, or, to the knowledge of the Company, fiduciaries of any Company Benefit Plan (in their capacity as such) before any court or arbitrator or any Governmental Entity, and no Company Benefit Plan or PEO Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Entity; and (iii) payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a Company Benefit Plan or PEO Plan or by applicable Law (including, all contributions and insurance premiums) with respect to all current or prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such Company Benefit Plan or PEO Plan (as applicable), applicable Law or GAAP. No nonexempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to a Company Benefit Plan.

(d) The Company, by reason of its affiliation with any ERISA Affiliate or otherwise, has not incurred or is reasonably expected to incur, any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law with respect to any Company Benefit Plan or any PEO Plan, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code and any related trust is so qualified and has received a favorable determination letter or, with respect to any such Company Benefit Plan that utilizes a preapproved plan document, can rely on an opinion or advisory letter obtained by the preapproved plan sponsor as to its qualification and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to adversely affect or to cause the loss of such qualification. No Company Common Stock or other securities issued by the Company or any of its Subsidiaries forms or has formed any part of the assets of any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code. With respect to any Company Benefit Plan or PEO Plan, neither the Company nor any of its Subsidiaries has engaged in any transaction or conduct in connection with which the Company or any of its Subsidiaries reasonably could be expected to be subject either to a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4976 of the Code.

(e) Neither the Company nor any of its ERISA Affiliates sponsors, maintains, administers or contributes to (or has a requirement to contribute to), or has within the past six (6) years, sponsored, maintained, administered or contributed to (or been required to contribute to), (i) any Multiemployer Plan, (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA, (iii) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA) or (iv) any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, in each case, other than a Non-U.S. Company Plan (as defined in Section 3.10(f)) that is not sponsored by the Company nor any ERISA Affiliate thereof. Neither the Company nor any ERISA Affiliate has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in sections 4203 and 4205 of ERISA, from a Multiemployer Plan (or any liability resulting therefrom has been satisfied in full).

(f) All Company Benefit Plans and PEO Plans that are maintained outside of the United States that provide benefits in respect of any employee of the Company who is primarily based outside of the United States (each, a “Non-U.S. Company Plan”) (i) have been maintained in accordance, in all material respects, with all applicable Laws, (ii) if they are intended to qualify for special tax treatment, meet, in all material respects, all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g) No Company Benefit Plan and no PEO Plan obligates the Company or any Subsidiary of the Company to provide, post-retirement medical, life insurance or other welfare benefits for any Company Service Provider (or the spouses, dependents or beneficiaries of any individuals), whether under a Company Benefit Plan, PEO Plan, or otherwise, except (i) as required to comply with Section 4980B of the Code or any similar Law, (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries), or (iii) with respect to Company Service Providers located outside of the United States, in excess of such benefits required by applicable Law.

(h) Except as set forth in Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of any of the Transactions (including as a result of such consummation in combination with any termination of employment or any other event on or following the Effective Time) will (i) entitle any Company Service Provider to any transaction, retention or change in control bonuses or similar bonuses or severance benefits (excluding, for this purpose, any severance or termination benefits that are payable as a result of a termination of employment following the Closing by Parent or an Affiliate thereof), or (ii) accelerate the time of payment or vesting of, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, or materially increase the amount payable pursuant to, any Company Benefit Plan or PEO Plan, or (iii) limit or restrict the right to merge, terminate, amend, supplement or otherwise modify or transfer the assets of any Company Benefit Plan or PEO Plan on or following the Effective Time.

(i) None of the execution and delivery of or the performance under this Agreement, any approval of this Agreement or the consummation of the Transactions could, either individually or in combination with another event, result in the payment of any amount to any “disqualified individual” (as defined in Section 280G of the Code) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Company Benefit Plan or PEO Plan provides any Company Service Provider with the right to a gross up for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code.

SECTION 3.11. Real Property.

(a) The Company does not own, and since July 30, 2021, has not owned, a fee interest in any real property.

(b) Section 3.11(b) of the Company Disclosure Letter contains a true, complete and correct list of all real property leases, subleases, licenses, concessions and occupancy agreements (including all amendments, modifications, renewals, consents, guaranties and other agreements with respect thereto) relating to the Leased Real Property (written or oral) with annual rent payments in excess of $300,000 (each individually a “Lease,” and together, the “Leases”). The Company has delivered or made available to Parent, a true, complete and correct copy of each Lease (including all amendments, modifications, renewals, consents, guaranties and other agreements with respect thereto). The Company or its applicable Subsidiary owns and has good and valid title to, or has a good and valid leasehold, easement, right of way, license or other interest in, or otherwise has a valid right of possession, use or access to, all Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens, and no Person other than the Company and its Subsidiaries has the right to use or occupy the Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease is valid, binding and enforceable by the Company or its applicable Subsidiary that is party thereto and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) there is no default under any Lease by the Company or its applicable Subsidiary that is party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its applicable Subsidiary that is party thereto or, to the knowledge of the Company, any other party thereto, and (iii) there are no disputes pending or, to the knowledge of the Company, threatened with respect to any Lease.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Letter, neither the Company nor its Subsidiaries have subleased, assigned or transferred any interest in any Leased Real Property or granted any Person the right to use or occupy the Leased Real Property that is subject to such Lease. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) no Lease is subject to any material defenses, setoffs, or counterclaims; (ii) to the knowledge of the Company, no material obligations of any landlords or sublandlords thereunder are delinquent; (iii) no option has been exercised by the Company or its Subsidiaries under any of the Leases; and (iv) all improvements on buildings, structures, fixtures, building systems and equipment (and all components thereof) included in the Leased Real Property improvements which are used for the operation of the business are in all material respects in good condition and repair, ordinary wear and tear excepted, and are suitable for the operation of the business in all material respects. To the knowledge of the Company, the Leases are not subject to any ground lease, mortgage, deed of trust or other superior Liens granted by the fee owner or superior leaseholder of the Leased Real Property that would entitle the holder thereof to materially interfere with or disturb the tenant’s use and enjoyment of the Leased Real Property or the exercise of the tenant’s rights under the Leases so long as the tenant is not in default under the Lease. Except as set forth in Section 3.11(c) of the Company Disclosure Letter, the Company or one of its Subsidiaries has exclusive possession of each parcel of Leased Real Property, and no third-party is in possession of any Leased Real Property.

SECTION 3.12. Contracts.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent (including pursuant to a “clean team” or similar agreement between the parties) true, correct and complete copies, of each Material Contract in effect as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means each Contract (other than a Company Benefit Plan or PEO Plan) to which the Company or any Subsidiary of the Company is a party or by which it or any of its properties or assets are bound as of the date hereof:

(i) that would be required to be filed by the Company prior to the date of this Agreement as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) that contains (A) covenants binding upon the Company or any of its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries to compete in any business or in any geographic area or solicit any client or customer or (B) a “most favored nation” provision or minimum purchase obligation, or otherwise requires the Company or Subsidiary of the Company to conduct business with any Person on an exclusive basis, or that includes a price protection or rebate provision in favor of the counterparty to such Contract, in the case of clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, bond, mortgage or other Contract pursuant to which any debt for borrowed money of the Company or any of its Subsidiaries, in each case, in excess of $250,000 is outstanding, incurred, assumed, guaranteed or secured, other than indebtedness solely between or among any of the Company and any of its Subsidiaries;

(iv) that is a Contract for futures, swap, collar, put, call, floor, cap, hedge, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates;

(v) other than with respect to any partnership that is wholly owned by the Company or any of its Subsidiaries, is a joint venture, partnership or other similar Contract for the purpose of the formation, creation, operation, management or control of any partnership or joint venture;

(vi) (A) pursuant to which the Company or any Subsidiary grants any right or license in or to, or a covenant not to sue with respect to, any material Company Intellectual Property to any Person (excluding non-exclusive licenses granted to customers, service providers and other Persons in the ordinary course of business consistent with past practice), (B) pursuant to which the Company or any Subsidiary obtains the right to use any material Intellectual Property from another Person (excluding licenses for generally commercially available computer software or software-enabled services for which the Company pays less than $500,000 on an annual basis or licenses for Open Source Software), or (C) that constitutes a concurrent use agreement, co-existence agreement or settlement agreement with respect to any material Company Intellectual Property;

(vii) that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business), business (whether by merger, sale of stock, sale of assets or otherwise) or real property, in each case with (i) any continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, or any Contract that contains a put, call or similar right pursuant to which the Company or any Subsidiary of the Company could be required to purchase any Equity Interests or assets of any Person, or (ii) since July 30, 2021, a purchase or sale price equal to at least $10,000,000;

(viii) that is an Affiliate Transaction;

(ix) that is a Lease;

(x) with a top ten (10) customer of the Company and its Subsidiaries, taken as a whole, measured by aggregate payments made by such customer for the twelve-month period ending December 31, 2023 (excluding confidentiality or non-disclosure Contracts) (each, a “Material Customer”);

(xi) with a top thirty (30) supplier of Company and its Subsidiaries, taken as a whole, measured by aggregate payments made by the Company or any Subsidiary of the Company for the twelve-month period ending December 31, 2023 (excluding confidentiality or non-disclosure Contracts) (each, a “Material Supplier”); or

(xii) is a Contract involving any resolution or settlement of any actual or threatened Proceeding involving the Company or any of its Subsidiaries involving (A) a payment in excess of $500,000 and entered into since July 30, 2021 or (B) any material ongoing obligations yet to be performed or completed by or restrictions on the Company or any of its Subsidiaries.

(b) Each of the Material Contracts is valid, binding and enforceable on the Company or its applicable Subsidiary party thereto, and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no breach of or default under any Material Contract by the Company or its applicable Subsidiary party thereto or, to the knowledge of the Company, any other party thereto, that, with or without the lapse of time or the giving of notice or both, would constitute a breach thereof or default thereunder by the Company or its applicable Subsidiary party thereto or, to the knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any of the Material Contracts and the Company or its applicable Subsidiary party thereto has not received any notice of the intention of any other party to any Material Contract to amend, terminate, not renew or reduce any commitment under any Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.13. Litigation. There is no claim, suit, action, litigation, arbitration or proceeding, whether judicial or administrative (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective directors or officers (in their capacities as such) or their respective properties, assets or rights that individually, or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole, or that would reasonably expected to prevent or materially impair or materially delay the Company’s ability to carry out its obligations under this Agreement and to consummate the Transactions. There are no orders, writs, judgments, injunctions, decrees or awards (“Judgments”) that individually, or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole, or would be reasonably expected to prevent or materially impair or materially delay the Company’s ability to carry out its obligations under this Agreement or consummate the Transactions.

SECTION 3.14. Compliance with Laws.

(a) The Company and the Subsidiaries of the Company are, and since July 30, 2021, each of the Company and each Subsidiary of the Company has been, in compliance in all with all Judgments and Laws applicable to it and its business, operations, assets or properties, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since July 30, 2021, neither the Company nor any of the Subsidiaries of the Company has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual, alleged or possible failure to comply with any Judgment or Law, except for failures to comply that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities (collectively, “Authorizations”) required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof, except for any such Authorizations the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or any Subsidiary of the Company, or any director or officer of the Company or any of its Subsidiaries, has, since July 30, 2021, (i) offered, promised, authorized, or given unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) unlawfully offered, promised, authorized, or provided anything of value to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns, (iii) violated, or is in violation of, the Foreign Corrupt Practices Act of 1977 or any rules and regulations promulgated thereunder, the USA PATRIOT Act or any foreign or domestic anti-corruption, anti-bribery, anti-money laundering, anti-terrorism financing, export, import, re-export, anti-boycott, embargo or similar Law (including, to the extent applicable, the United Kingdom Bribery Act) in any jurisdiction in which the Company or any Subsidiary of the Company has operated or currently operates.

SECTION 3.15. Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(i) the Company and the Subsidiaries of the Company are, and since July 30, 2021, each of the Company and each Subsidiary of the Company has been, in compliance with applicable Environmental Law (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all Authorizations required of them under applicable Environmental Laws, and compliance with the terms and conditions thereof);

(ii) neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened administrative or judicial actions, suits, demands, demand letters, claims, liability, notices of noncompliance or violation, investigations or proceedings under any applicable Environmental Law or Authorization required under applicable Environmental Law, or regarding any investigation or remediation of any Hazardous Materials, against the Company or any of its Subsidiaries, the subject of which is unresolved or for which ongoing obligations or liabilities remain;

(iii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other Person, has released into the environment any Hazardous Materials produced by, or resulting from the operations of, the Company or its Subsidiaries, including at any property owned, leased or controlled by, the Company or its Subsidiaries, in violation of any applicable Environmental Laws, and Hazardous Materials are not otherwise present in the environment or otherwise at any property owned, or to the Company’s knowledge, leased or operated by the Company or any of its Subsidiaries in amount or condition that would reasonably be expected to result in liability under Environmental Law; and

(iv) to the Company’s knowledge, there has been no release of any Hazardous Material in, on, at, under, to or from any third-party site to which Hazardous Materials generated by the Company or its Subsidiaries were sent for treatment, recycling, storage or disposal, in each case in a manner that would reasonably be expected to result in any obligation on the part of the Company or its Subsidiaries to remediate environmental contamination, or any other liability of the Company or its Subsidiaries under applicable Environmental Law.

(b) Neither the Company nor any of its Subsidiaries has expressly, by contract, assumed responsibility for or agreed to indemnify or hold harmless any Person for any liability or obligation, arising under or relating to applicable Environmental Laws.

(c) The Company has made available to Parent true, correct and complete copies of all material environmental audits, assessments, and reports, in each instance in writing, pertaining to the condition of the properties or business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company and its Subsidiaries with applicable Environmental Laws, in each case, in its possession or under its reasonable control.

SECTION 3.16. Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all (i) patents and patent applications, (ii) trademark registrations and applications, (iii) registered copyrights, and (iv) Internet domain names, in each case, included in the Company Intellectual Property (collectively, “Listed Intellectual Property”). All necessary registration, maintenance and renewal fees in connection with all Listed Intellectual Property have been paid in full and all necessary documents in connection with such Listed Intellectual Property have been filed with the relevant Governmental Entity in any applicable jurisdiction, in each case, for the purposes of maintaining such Listed Intellectual Property. The Listed Intellectual Property is subsisting and the issuances and registrations included therein are, to the knowledge of the Company, valid and enforceable.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries exclusively own all Company Intellectual Property, free and clear of any Liens, and have a valid license to use all other Intellectual Property used in the conduct of their business, (ii) the conduct of the business of Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not since July 30, 2021, infringed, misappropriated or otherwise violated, the Intellectual Property or other rights of any Person, (iii) neither Company nor its Subsidiaries has, since July 30, 2021, received any written notice alleging they or the conduct of their business has infringed, misappropriated or otherwise violated the Intellectual Property of any Person, and (iv) to the knowledge of Company, no Person is infringing, misappropriating or otherwise violating, or has since July 30, 2021, infringed, misappropriated or otherwise violated, any Company Intellectual Property.

(c) Neither the Company nor any Subsidiary of the Company is a party to, or has, since July 30, 2021, received any written notice of any pending or, to the knowledge of the Company, threatened claim, action, order, directive or governmental or regulatory investigation with respect to any Company Intellectual Property (including with respect to the use, ownership, validity or enforceability thereof), and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment or cancellation of any Company Intellectual Property and to protect the confidentiality of all trade secrets and other material confidential information included in the Company Intellectual Property or, to the extent contractually obligated, any trade secrets or confidential information of any third-party.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each current or former employee, consultant or contractor of the Company or any Subsidiary who has created, invented, or developed any material Intellectual Property for or on behalf of the Company or any Subsidiary has entered into proprietary rights agreements with the Company or a Subsidiary irrevocably assigning all of such Person’s right, title and interest in and to such Intellectual Property to the Company or such Subsidiary, except to the extent ownership of such Intellectual Property vests initially in such entities by operation of law.

(e) Neither the Company nor any Subsidiary is or has been a member or promoter of, or contributor to, any industry standards body or similar organization under which the Company or any Subsidiary has granted or offered, or that requires or obligates the Company or any Subsidiary to grant or offer, to any other Person any license or right to any Company Intellectual Property.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company, any Subsidiary or, to the knowledge of the Company, any Person acting on behalf of the Company or any Subsidiary has disclosed or delivered to any other Person, including any escrow agent, or is obligated to disclose or deliver, any source code of any material software owned by the Company or any Subsidiary (such software, the “Proprietary Software”), other than disclosures or deliveries to employees, consultants or contractors involved in the development or maintenance thereof who are subject to written, fiduciary, statutory or similar obligations to maintain such source code on a confidential basis for the benefit of the Company.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole: (i) since July 30, 2021, the Company and its Subsidiaries have implemented and maintain commercially reasonable measures designed to prevent the introduction into any Proprietary Software or IT Assets owned or controlled by the Company or any Subsidiary, of any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have or intended to be capable of performing or facilitating, any of the following functions (in all cases, other than any code intended to prevent the unauthorized use of any Proprietary Software or IT Assets): disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”), (ii) neither the Proprietary Software nor such IT Assets contain any Malicious Code, (iii) since July 30, 2021 neither the Company nor any Subsidiary has used or distributed any Open Source Software in a manner that (A) requires the disclosure of any source code for any portion of the Proprietary Software; (B) requires the granting to any Person the right to make derivative works or other modifications to any Proprietary Software or portions thereof (other than such portions that are the Open Source Software themselves) or grants any Person any rights or immunities under any material Company Intellectual Property; or (C) obligates the Company to distribute any Proprietary Software (other than such portions that are the Open Source Software themselves) on a royalty-free basis, (iv) the Company and each Subsidiary is and, since July 30, 2021, has been in compliance with the terms and conditions of all applicable Open Source Software licenses; and (v) since July 30, 2021, neither the Company nor any Subsidiary has received a written notice or written demand from any Person to disclose, distribute or license any Proprietary Software or portion thereof pursuant to an Open Source Software license, or alleging non-compliance with any Open Source Software license.

SECTION 3.17. Data Privacy.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, the Company and the Subsidiaries of the Company comply with, and since July 30, 2021, complied with, all Privacy and Data Security Requirements (and all applicable Laws, binding industry standards, and contractual requirements with respect to machine learning, deep learning and other artificial intelligence technologies).

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since July 30, 2021, the Company and the Subsidiaries of the Company have established and maintained commercially reasonable physical, technical, and administrative security measures and policies, compliant with applicable Privacy and Data Security Requirements, to (i) identify internal and organizational risks to the confidentiality, integrity, security, and availability of Personal Data taking into account the sensitivity of the data; (ii) protect the confidentiality, integrity, security, and availability of the Company’s software, systems, and websites that are involved in the collection and/or processing of Personal Data; and (iii) protect Personal Data Processed by the Company and the Subsidiaries of the Company against loss, unauthorized access, use, disclosure or other misuse in accordance with the Privacy and Data Security Requirements.

(c) Since July 30, 2021, (i) no Person has gained unauthorized access to, engaged in unauthorized Processing, disclosure or use, or accidentally or unlawfully destroyed, lost or altered (A) any Personal Data in the Company’s or its Subsidiaries’ possession or control or (B) any IT Assets that Process Personal Data related to the business of and owned, controlled or maintained by or for the Company and the Subsidiaries of the Company, its respective Personal Data processors, customers, subcontractors or vendors, or any other Persons on its behalf, and (ii) neither the Company nor any Subsidiaries of the Company have notified, as required by any Privacy and Data Security Requirements, any affected Person, including any Governmental Entity, of any breach or non-permitted use, disclosure, misuse, alteration, of loss of Personal Data in the possession of the Company and the Subsidiaries of the Company, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.

(d) Since July 30, 2021, the Company and the Subsidiaries of the Company have not received any subpoenas, demands, complaints, notices of an audit, enforcement action or investigation or other notices from any Governmental Entity, in each case, alleging that the Company or the Subsidiaries have violated any Privacy and Data Security Requirement that individually, or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole.

SECTION 3.18. International Trade and Sanctions Compliance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since July 30, 2021 have been, in compliance with all applicable Trade Control Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, for the previous five years, neither the Company nor any Subsidiary of the Company (i) has been found in violation of, charged under, or convicted under, any Trade Control Laws, (ii) has been notified in writing that it is under investigation by any Governmental Entity for possible violation of any Trade Control Law, (iii) has been assessed civil penalties under any Trade Control Laws or (iv) has filed any voluntary disclosures with any Governmental Entity regarding possible violations of any Trade Control Laws. The Company has implemented, maintains in effect, and enforces policies and procedures reasonably designed to ensure compliance by the Company and its Subsidiaries with applicable Trade Control Laws.

(b) Neither the Company nor any Subsidiary, nor any director, officer, nor manager, nor to the Company’s knowledge, any employee acting on behalf of the Company or its Subsidiaries is a Sanctioned Person. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with Sanctions and are not knowingly engaged in any activity that would result in the Company or any director, officer, manager, or employee of the Company being designated as a Sanctioned Person. Neither the Company nor any Subsidiary, director, officer, or manager, nor, to the Company’s knowledge, any employee acting on behalf of the Company is engaged, directly or indirectly, in any business or transactions with any Sanctioned Person, or in any Sanctioned Jurisdiction.

SECTION 3.19. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which the Company and its Subsidiaries operate, (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof, (c) the Company has not received a written notice of cancellation from the insurer(s) of any such insurance policy, and (d) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of its insurance policies. A true and complete list of all material insurance policies providing coverage of or for the benefit of the Company or its Subsidiaries or their respective directors, officers or employees or their respective businesses and operations is set forth on Section 3.19 of the Company Disclosure Letter.

SECTION 3.20. Related Party Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, neither the Company nor any of its Subsidiaries is a party to any Contract, transaction, arrangement or understanding with or for the benefit of any Person that is required to be disclosed pursuant to Item 404 of Regulation S-K and that is not so disclosed.

SECTION 3.21. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Moelis & Company LLC and J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company (or the Company Board or any committee thereof) or any of its Affiliates.

SECTION 3.22. Opinions of Financial Advisors. The Company Board has received (a) an opinion of Moelis & Company LLC dated the date of this Agreement to the effect that as of such date and based upon and subject to the factors and assumptions set forth therein, $10.75 per share of Company Common Stock to be paid to the holders of shares of Company Common Stock (other than the Excluded Shares and Appraisal Shares) pursuant to this Agreement is fair from a financial point of view to such holders from a and (b) the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than the Principal Stockholders, holders of Excluded Shares, and the holders of Appraisal Shares) is fair, from a financial point of view, to such holders. The Company will make available to Parent for informational purposes only a signed copy of each opinion promptly following the execution of this Agreement.

SECTION 3.23. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Information Statement will, at the time the Information Statement is mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Information Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Information Statement based on information supplied by or on behalf of Parent or Merger which is contained or incorporated by reference in the Information.

SECTION 3.24. Material Customers & Suppliers. Except as described in Section 3.24 of the Company Disclosure Letter, since December 31, 2023, and through the date hereof, there has been no material written dispute by any Material Customer or Material Supplier and there has been no written termination or written notice of termination by any such Person, with respect to such Person’s contract or business relationship with the Company, nor to the knowledge of the Company has any such Person threatened in writing to so terminate its contract(s) or business relationship with the Company.

SECTION 3.25. Products; Warranties.

(a) All proprietary products manufactured, sold or delivered by the Company or any of its Subsidiaries were sold in conformity with the standard warranty or warranties in respect of such products in all material respects and neither the Company nor any of its Subsidiaries has any material liability for replacement thereof other than in the ordinary course of business.

(b) Except as disclosed in Section 3.25(b) of the Company Disclosure Letter, there are not and since July 30, 2021, there have not been any material disputes or material controversies involving any customer, distributor, supplier or any other Person regarding the quality, merchantability or safety of or defect in, or involving a claim of breach of warranty which has not been fully resolved with respect to, or involving a claim for product liability damages directly or indirectly caused by, any proprietary product purchased, manufactured, or sold by the Company or any of its Subsidiaries. None of the proprietary products purchased, manufactured or sold by the Company of any of its Subsidiaries since July 30, 2021 has been the subject of any Regulatory Recall.

SECTION 3.26. Personal Property; Operating Equipment. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company or one of its Subsidiaries owns and has good and marketable title to, or holds valid leasehold interests in or valid contractual rights to use, all equipment, properties, assets and other rights that are necessary for the operation of its business and do not constitute real property, in each case free and clear of all Liens, other than Permitted Liens.

(b) All plants and facilities and operating equipment owned or leased by the Company or any of its Subsidiaries are, in all material respects, in good condition and repair (ordinary wear and tear excepted) and adequate for their current and intended uses and for the conduct of the business of the Company and its Subsidiaries in the manner in which such business is currently being conducted.

SECTION 3.27. No Other Representations and Warranties. Except for the representations and warranties of the Company expressly set forth in this Article III (as qualified by the Company Disclosure Letter) or in a certificate delivered pursuant to this Agreement and the other Ancillary Documents, none of the Company or any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in connection with the transactions contemplated by this Agreement and the other Ancillary Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.01. Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (where applicable as a legal concept) under the laws of the jurisdiction in which it is organized. Each of Parent and Merger Sub has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the date of this Agreement a true, correct and complete copy of the certificates of incorporation and bylaws of each of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Parent is not in violation of any provision of its certificate of incorporation or bylaws in any material respect.

SECTION 4.02. Merger Sub.

(a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than those incident to its formation and pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All outstanding shares of capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of any Lien.

SECTION 4.03. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Ancillary Documents to which it is a party and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned Subsidiary of Parent), as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Ancillary Documents to which it is a party and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned Subsidiary of Parent), as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval nor adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement and the other Ancillary Documents to which it is a party, and, assuming due authorization, execution and delivery by the Company, this Agreement and the other Ancillary Documents to which it is a party constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception).

SECTION 4.04. No Conflicts; Consents.

(a) The execution, delivery and performance of this Agreement and the other Ancillary Documents by Parent and Merger Sub do not, and the consummation of the Merger and the Transactions will not, (i) breach, violate or conflict with the certificate of incorporation, bylaws or other governing documents of Parent, the certificate of incorporation or bylaws of Merger Sub, (ii) assuming that all Consents and filings contemplated by Section 4.04(b) have been obtained or made (as applicable), conflict with, breach or violate any Law applicable to Parent or Merger Sub in any material respect, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), result in the termination of, accelerate the performance required by, result in a right of termination or acceleration, or require a Consent pursuant to, any material Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or their respective properties are bound, except, in the case of clause (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and the other Ancillary Documents by each of Parent and Merger Sub and the consummation of the Merger and the other Transactions by each of Parent and Merger Sub do not and will not require any Consent of, or registration, notice or filing with, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, (ii) compliance with and filings under the HSR Act and any other Antitrust Law or any FDI Law set forth on Section 4.04(b) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of Nasdaq, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

SECTION 4.05. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C. and Raymond James & Associates, Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions, in each case, that would be payable by the Company or any of its Affiliates, based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

SECTION 4.06. Litigation. There are no Proceedings pending or, to the knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates by, or any Judgment to which Parent or Merger Sub or any of their respective Affiliates is subject by, any Governmental Entity, except, in each case, for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.07. Available Funds; Financing.

(a) On or prior to the date of this Agreement, Parent has delivered to the Company (i) a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes, amendments, modifications, term sheets, and joinders thereto, as the same may be amended, restated, amended and restated, supplemented, extended, replaced, or otherwise modified from time to time in a manner not in violation of Section 6.15(b), the “Debt Commitment Letter”) and the fully executed fee letter (together with all exhibits, schedules, annexes, amendments, modifications, term sheets, and joinders thereto, as the same may be amended, restated, amended and restated, supplemented, extended, replaced or otherwise modified from time to time in a manner not in violation of Section 6.15(b), the “Fee Letter”) relating thereto (except that the fee amounts, the economic terms of the “flex” provisions, pricing (including yield or interest rate) caps, original issue discount amounts, and other economic terms in the Fee Letter may be redacted, provided that such redactions do not cover terms that would reasonably be expected to affect the conditionality, amount, availability, enforceability or termination of the Debt Financing) (such Debt Commitment Letter and Fee Letter are referred to collectively herein as the “Debt Financing Commitment”), among Parent, Resideo Funding Inc. and the Debt Financing Sources, pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide, on a several and not joint basis, the aggregate principal amount of debt financing described therein, and (ii) a true, complete and correct copy of a fully executed investment agreement, dated as of the date of this Agreement (together with all exhibits, schedules, annexes, amendments, modifications, term sheets, and joinders thereto, as the same may be amended, restated, amended and restated, supplemented, extended, replaced, or otherwise modified from time to time in a manner not in violation of Section 6.15(c), the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), among Parent and the Equity Financing Sources, pursuant to which the Equity Financing Sources have agreed, subject to the terms and conditions of the Equity Commitment Letter, to provide the aggregate amount of Equity Financing described therein. Except for the Fee Letter with respect to the Debt Financing, neither Parent nor Merger Sub is a party to any side letters or other agreements as of the date hereof that would reasonably be expected to affect the conditionality, amount, availability, enforceability or termination of the Debt Financing other than as expressly set forth in the Debt Commitment Letter delivered to the Company on or prior to the date hereof.

(b) Each of the Debt Financing Commitment and the Equity Commitment Letter is, as of the date hereof, in full force and effect. Each of the Debt Financing Commitment and the Equity Commitment Letter is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent and Merger Sub, the other parties thereto, as the case may be, in each case, except that such enforcement may be subject to the Bankruptcy and Equity Exception. As of the date hereof, neither the Debt Financing Commitment nor the Equity Commitment Letter has been amended, modified, supplemented, extended or replaced. As of the date hereof, (i) neither Parent, nor, to the knowledge of Parent and Merger Sub, any other counterparty to the Debt Financing Commitment or the Equity Commitment Letter is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Financing Commitment or the Equity Commitment Letter, in either case, to the extent any such breach would reasonably be expected to have an adverse effect on the availability of the Debt Financing or Equity Financing, as applicable (other than as disclosed to the Company) and (ii) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent or Merger Sub (or, to the knowledge of Parent and Merger Sub, any of the Debt Financing Sources or Equity Financing Sources, as applicable) under the Debt Financing Commitment or the Equity Commitment Letter, as applicable, (B) constitute or result in a failure to satisfy a condition of the Debt Financing set forth in the Debt Financing Commitment or the Equity Financing set forth in the Equity Commitment Letter, or (C) otherwise result in any portion of the Debt Financing or Equity Financing, as applicable, not being available in full on the Closing Date (except as would be financed by Parent with cash or equity). As of the date hereof, neither Parent nor Merger Sub has received any written notice or other written communication from any party to the Debt Financing Commitment or the Equity Commitment Letter with respect to (i) any actual or potential material breach or default on the part of Parent or any other party to the Debt Financing Commitment or Equity Commitment Letter, as applicable or (ii) any intention of such party to terminate the Debt Financing Commitment or Equity Commitment Letter, as applicable, or to not provide all or any portion of the Debt Financing or Equity Financing. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, as of the date hereof Parent and Merger Sub: (i) have no reason to believe that Parent will be unable to satisfy on a timely basis each term and condition to the funding of the Debt Financing or Equity Financing to be satisfied by it and (ii) have no knowledge, as of the date hereof, of any occurrence, circumstance or condition that would reasonably be expected to cause the proceeds of the Debt Financing or Equity Financing to not be available to Parent and Merger Sub on the Closing Date an amount sufficient, together with available cash on hand, to consummate the transactions contemplated by this Agreement (including (I) payments under Article II, (II) payment of any and all fees and expenses required to be paid by Parent and Merger Sub at the Closing in connection with the Merger and the Debt Financing, (III) payment for any refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries contemplated by this Agreement or the Debt Financing and (IV) satisfaction of all of the other payment obligations of Parent and Merger Sub contemplated hereunder to be made by them at the Closing (clauses (I) through (IV), the “Financing Uses”)). As of the date hereof, there are no conditions precedent related to the funding of the full amount of the Debt Financing or Equity Financing other than as expressly set forth in the Debt Financing Commitment or the Equity Commitment Letter, as applicable.

(c) Assuming funding of the Debt Financing contemplated by the Debt Financing Commitment and the Equity Financing contemplated by the Equity Commitment Letter, at the Closing, such financings together with available cash on hand, will provide Parent immediately available U.S. funds on the Closing Date to enable Parent to fund the Financing Uses. It is acknowledged and agreed by Parent and Merger Sub that the obligations of Parent and Merger

Sub under this Agreement are not subject to any conditions regarding the Parent’s, Merger Sub’s, their Affiliates’, or any other Person’s ability to obtain financing (including the Debt Financing or Equity Financing) for the consummation of the transactions contemplated hereby, and in no event shall the receipt or availability of any funds or financing (including the Debt Financing or the Equity Financing) by or to Parent or Merger Sub or any of their Affiliates or any other financing transaction be a condition to the Closing or the consummation of the Merger or any other Transactions.

SECTION 4.08. Disclosure. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time the Information Statement is mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Parent and Merger Sub make no representation or warranty with respect to any statement made in the Information Statement based on information supplied by or on behalf of the Company which is contained or incorporated by reference in the Information.

SECTION 4.09. Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case as such terms are defined in the Company Charter). Neither Parent, Merger Sub nor any of their Subsidiaries holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

SECTION 4.10. No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article IV or in a certificate delivered pursuant to this Agreement and the other Ancillary Documents, none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby.

SECTION 4.11. Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees (on its own behalf and on behalf of each other Parent Related Party) that it and each other Parent Related Party (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries or otherwise, other than the representations and warranties of the Company expressly contained in Article III and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that, except for representations and warranties of the Company expressly contained in Article III, none of the Company or any of its stockholders, directors, officers, employees,

Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that, except for the representations and warranties of the Company expressly contained in Article III, Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01. Conduct of Business of the Company.

(a) Except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or as otherwise required or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses and operations in the ordinary course of business consistent with past practice in all material respects, and (ii) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to preserve intact their respective current business organizations and commercially reasonable efforts to maintain their relations and goodwill with all material suppliers, customers, landlords, creditors, employees and other Persons having material business relationships with the Company or any Subsidiary thereof. In addition, without limiting the generality of the foregoing, except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law, from the date of this Agreement to the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock or other Equity Interests, (B) split, combine or reclassify any of its capital stock or other Equity Interests, or (C) directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Company or any Subsidiary of the Company, except for (1) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options, (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards, or (3) the acquisition by the Company of Company Equity Awards that are outstanding as of the date hereof in connection with the forfeiture of such awards in accordance with their respective terms in effect at such time;

(ii) issue, sell, register to issue or sell, encumber, subject to any Lien, grant, or amend any terms of, any of its capital stock or Equity Interests or make any change in or to the terms of any outstanding shares of capital stock or other Equity Interests, other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, the settlement of Company RSUs or Company PSUs or vesting of Company Restricted Shares, in each case, only to the extent outstanding as of, and pursuant to the respective vesting and settlement terms applicable thereto, as of, the date of this Agreement;

(iii) amend the Company Charter or Company Bylaws or amend in any material respect the certificate of incorporation, bylaws or other comparable organizational documents of any Subsidiary of the Company;

(iv) propose or adopt a plan of, or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary thereof, other than the Merger;

(v) except as required by the terms of any Company Benefit Plan set forth in Section 3.10(a) of the Company Disclosure Letter, (A) increase the compensation (whether base salary or wages, bonus opportunity or otherwise) of any Company Service Provider, other than increases in the ordinary course of business consistent with past practice to the base compensation for any such individual who is not a Senior Employee by an amount not exceeding (x) for any such individual who is an hourly employee or whose base salary is less than $70,000, 10% of his or her base compensation (as in effect on the date hereof) and (y) for any other such individual, 3% of his or her base compensation (as in effect on the date hereof), in each case, so long as the aggregate effect of all such increases, on a quarterly basis, does not exceed $300,000; (B) accelerate the vesting, payment or provision of any compensation or benefit under any Company Benefit Plan, or any Contract or arrangement, including any award or grant agreement in respect of any Company Stock Options, Company RSUs, Company PSUs or Restricted Shares; (C) adopt, enter into, terminate or materially amend any Company Benefit Plan (or any arrangement which if in existence as of the date hereof would constitute a Company Benefit Plan, as the case may be), other than (1) annual renewals of benefit plans in the ordinary course of business consistent with past practices, (2) in connection with the actions contemplated by Section 2.03(h), or (3) offer letters entered into in the ordinary course of business and consistent with past practice that are in substantially the form as a form offer letter provided to Parent prior to the date hereof, or, with respect to individuals located outside of the United States, employment contracts that do not provide for severance benefits beyond those required by applicable law, in either case, only to the extent entered into with individuals who are hired in accordance with Section 5.01(a)(vi)(B); (D) fund any payments or benefits that are payable or to be provided under any Company Benefit Plan; (E) make or forgive any loan to any Company Service Provider (other than routine travel advances issued in the ordinary course of business); or (F) without limitation of the foregoing, commit to pay any new severance benefits or increase any existing severance benefits (in each case, other than as may be required by applicable Law), or grant any change in control, retention, or transaction bonuses.

(vi) (A) terminate the employment of any employee of the Company or any Subsidiary of the Company with an annual base salary in excess of $175,000 (a “Senior Employee”), other than due to such individual’s death, disability or for cause (each as determined by the Company in the ordinary course of business consistent with past practices and the terms of relevant Company Benefit Plans or PEO Plans); (B) hire any individual who would be a Senior Employee, or promote any employee to the level of Senior Employee; (C) engage any Company Service Provider who is not an employee with annual base compensation in excess of $175,000; (D) voluntarily recognize or certify any labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any Company Service Provider; (E) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that trigger the Worker Adjustment and Retraining Notification Act or any similar state law; or (F) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Company Service Provider (other than in connection with changes in applicable Law);

(vii) purchase or acquire all or a material portion of the assets, properties, rights or Equity Interests of or in any Person or division thereof (including by license, merger, consolidation or otherwise), other than the purchase or acquisition of supplies, inventory, merchandise, Intellectual Property rights or products (A) in the ordinary course of business consistent with past practice or (B) the value or purchase price of which would not exceed $1,500,000, individually or in the aggregate;

(viii) assign, lease, license, encumber, pledge, sell or otherwise dispose of (whether by license, merger, consolidation or otherwise) all or any material portion of the assets, rights or properties of the Company or any Subsidiary thereof (including the capital stock or Equity Interests in any Subsidiary of the Company), other than sales, dispositions or non-exclusive licensing (A) in the ordinary course of business consistent with past practice, (B) pursuant to existing Contracts that, if required pursuant to the terms of this Agreement, are set forth in the applicable section of the Company Disclosure Letter, or (C) with a value or purchase price of less than $1,500,000, individually or in the aggregate;

(ix) (A) incur, assume, guarantee, or otherwise become liable for any, or amend or modify the terms or conditions of, any indebtedness for borrowed money (or any interest rate or other hedging Contracts or arrangements entered into in connection therewith) or issue or sell any debt securities, other than (x) solely between any of the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, (y) performance bonds and surety bonds entered into in the ordinary course of business consistent with past practice and in a face or exposure amount that does not exceed, in the aggregate, $1,500,000, or (z) borrowings incurred under the revolving credit facility contained in the Credit Agreement as in effect as of the date hereof in an amount not in excess of $2,500,000; or (B) make any pledge of or permit any of its properties, assets or rights to become subject to any material Lien other than Permitted Liens;

(x) (A) materially modify, materially amend, renew, extend or terminate (other than any expiration in accordance with existing terms) or waive or release any rights under any Material Contract or (B) enter into any Contract that would be a Material Contract if in effect on the date of this Agreement, in each case, other than any modification, renewal, extension, termination, waiver, release or entry into a Material Contract in the ordinary course of business consistent with past practice; provided, that neither the Company nor any Subsidiary thereof shall modify, amend, renew, extend, terminate or enter into any Material Contract (or any Contract that would constitute a Material Contract if in effect on the date hereof) if the effect thereof would be to (1) impose any material restrictions on the right or ability of the Company or any Subsidiary thereof to engage in any line of business or compete with, or provide services to, any other Person or in any geographic area, (2) grant any exclusive rights to license, market, sell or deliver any material product, service or Intellectual Property of the Company or any Subsidiary thereof, (3) require the Company or any Subsidiary thereof to exclusively or predominantly purchase any material inventory, products, or services from such Person, (4) grant any “most favored nation” or similar provision in favor of the other party or a right of first refusal, first offer or first negotiation binding upon the Company or any Subsidiary thereof that, in each case, is material to the Company or (5) impose minimum purchase obligations on the Company or any Subsidiary thereof in excess of $250,000 annually in respect of any such Contract or $1,000,000 in the aggregate with respect to all such Contracts;

(xi) (A) commence, settle, release, compromise or forgive any Proceeding, other than (1) in the case of a commencement of a Proceeding, (x) with respect to routine matters in the ordinary course of business or in cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business; or (y) in connection with a breach by Parent or Merger Sub of this Agreement or any other agreement (including any Ancillary Document) contemplated hereby, and (2) settlements, releases, compromises or forgiveness that require only payment by the Company or any Subsidiary of the Company of cash amounts that does not exceed $1,000,000 individually or $2,000,000 in the aggregate and, for the avoidance of doubt, does not involve any material injunctive or other equitable relief, admissions of fault or other material obligations of the Company or any or any Subsidiary thereof; or (B) waive or relinquish any material claim held by the Company or any Subsidiary thereof, other than in the ordinary course of business consistent with past practice; provided, that this clause (xi) shall not apply to any stockholder Proceeding which shall be governed by Section 6.09;

(xii) make any material change in any financial or accounting policy, principle, procedure, method, estimate or practice, except for any such change required by changes in GAAP (or any interpretation thereof) or applicable Law, in each case, occurring after the date of this Agreement;

(xiii) (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method or change any Tax accounting period, unless required by changes in GAAP, (C) file any amended U.S. federal income or other material Tax Return, (D) settle any Proceeding or audit relating to the Company or any of its Subsidiaries involving a material amount of Taxes, (E) surrender any right to claim a refund of a material amount of Taxes, (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes, or (G) amend or modify the TRA;

(xiv) fail to maintain in all material respects insurance in the name of the Company and its Subsidiaries in such amounts and covering such risks as are consistent with past practice, subject to availability of such insurance in the market at commercially reasonable rates;

(xv) enter into or amend any Contract, arrangement or transaction with the Principal Stockholder or any Affiliate thereof (other than the Company or any Subsidiary thereof);

(xvi) make any material capital expenditures or commitments therefor in excess of $5,000,000 in the aggregate, except in the ordinary course of business;

(xvii) abandon or discontinue any material existing line of business;

(xviii) adopt or implement any stockholder rights plan or similar arrangement;

(xix) amend or modify in any materially adverse respect any publicly posted privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except in each case, as applicable, to remediate any security issue, to enhance data security or integrity, to comply with or improve compliance with applicable Law, as otherwise directed or required by a Governmental Entity, or in relation to any new or updated software, products or technologies of the Company or any of its Subsidiaries; or

(xx) authorize, commit or agree to take any of the foregoing actions.

(b) Control of the Company and Parent and Merger Sub. Parent acknowledges and agrees that nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Subsidiary of the Company prior to the Effective Time in violation of applicable Law.

SECTION 5.02. No Solicitation; Adverse Recommendation Change.

(a) Subject to the terms of this Section 5.02, from and after the execution and delivery of this Agreement until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly (i) solicit, initiate, propose, induce, encourage or knowingly facilitate any inquiries regarding, or the submission or announcement of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, any Company

Takeover Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.02 (such as answering unsolicited phone calls) shall not (in and of itself) be deemed to facilitate for purposes of, or otherwise constitute a violation of, this Section 5.02), (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Takeover Proposal (or inquiries, proposals or offers that could reasonably be expected to lead to Company Takeover Proposal) (it being understood that the Company may inform Persons of the provisions contained in this Section 5.02), (iii) furnish to any Person (other than Parent or Merger Sub) any non-public information with respect to the Company or any of its Subsidiaries or afford to any Person (other than Parent or Merger Sub) access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to encourage or knowingly facilitate, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Company Takeover Proposal, (iv) approve, endorse or recommend a Company Takeover Proposal, or (v) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or any other agreement relating to any Company Takeover Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with the terms set forth herein (a “Company Acquisition Agreement”).

(b) Upon execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to, and shall use reasonable best efforts to cause its other Representatives to, immediately cease all discussions and negotiations regarding any inquiry, proposal or offer pending on or prior to the date of this Agreement that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal. In furtherance of the foregoing, promptly following the execution and delivery of this Agreement (and, in the case of clause (ii) below, no later than the next Business Day following the date of this Agreement), the Company will (i) request that each Person and its Representatives (other than Parent or its Representatives) that has, prior to the execution and delivery of this Agreement, executed a confidentiality agreement in connection with such person’s consideration of making a possible Company Takeover Proposal, to promptly return or destroy all non-public confidential information previously furnished to such Person in accordance with the terms of the applicable confidentiality agreement and (ii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. The Company shall not release any Person from, or waive, amend or modify any provision of, or grant any permission under any “standstill” provision or similar provision with respect to any capital stock of the Company in any confidentiality or standstill agreement (or similar agreement) to which the Company or any of its Subsidiaries is a party; provided that, prior to obtaining the Company Stockholder Approval, the Company shall be permitted to grant waivers of, and not to enforce, any “standstill” or similar provision to the extent necessary to permit the party referred therein to submit a Takeover Proposal to the Company Board on a confidential basis solely to the extent that (A) the Company Board determines in good faith ( after consultation with the Company’s financial advisor outside legal counsel) that the failure to release such Person from such agreement or provision or the failure to amend such agreement or waive such provision, or the enforcement of such agreement or provision, would reasonably be expected to be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Delaware law; and (B) the Company provides Parent with written notice of the Company’s intent to take such action prior to communicating such action to such Person.

(c) Notwithstanding anything to the contrary contained in Section 5.02(a), Section 5.02(b) or any other provision of this Agreement, if at any time after the execution of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide, written Company Takeover Proposal, which Company Takeover Proposal did not result from a material breach of this Section 5.02, then in response to such Company Takeover Proposal (i) the Company and its Representatives may contact the Person or group that made such Company Takeover Proposal to clarify (but not negotiate) the terms and conditions thereof, including any ambiguous terms and conditions of such proposal that are necessary to provide adequate information for the Company Board to make an informed determination under this Section 5.02, or to request that such Person or group provide the terms and conditions of such Company Takeover Proposal in writing (and any additional documents related thereto) and (ii) if the Company Board determines in good faith (based on the information then available and after consultation with its outside legal counsel and financial advisor) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal from the Person or group submitting such bona fide, written Company Takeover Proposal (a “Qualifying Company Takeover Proposal”), the Company may, subject to compliance with Section 5.02(d), (A) enter into an Acceptable Confidentiality Agreement with such Person or group making the Qualifying Company Takeover Proposal and thereafter furnish information (including non-public information) with respect to the Company to such Person or group and its Representatives pursuant to such Acceptable Confidentiality Agreement so long as, promptly (and in any event within 24 hours) such information is provided or made available to such Person or group or any of its Representatives, the Company also provides Parent any information furnished to such Person or group or any of its Representatives which was not previously furnished to Parent, and (B) engage in or otherwise participate in discussions or negotiations with, or furnish any information and other access to, such Person or group and its Representatives. For the avoidance of doubt, none of (A) the determination, in itself with no further action, by the Company Board that a Company Takeover Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal or (B) the public disclosure, in itself, of such determination will constitute an Adverse Recommendation Change or violate this Section 5.02.

(d) The Company shall promptly, and in no event later than 24 hours after the Company’s knowledge of receipt thereof, (i) advise Parent in writing of the Company’s or any of its Subsidiaries’ or its or their respective Representatives’ receipt of any Company Takeover Proposal, including the identity of the Person or group making such Company Takeover Proposal, and (ii) deliver to Parent a written notice setting forth the material terms and conditions of any such Company Takeover Proposal. From and after such notification, the Company shall keep Parent reasonably informed on a prompt basis of any material developments with respect to any such Company Takeover Proposal (including any material changes thereto) and the status of any related discussions or negotiations.

(e) Except as set forth in Section 5.02(f), neither the Company Board nor any committee thereof shall (i) (A) withdraw, withhold, qualify or modify (in a manner adverse to Parent), or publicly propose to withdraw, withhold, qualify or modify (in a manner adverse to Parent), the Company Recommendation, or (B) adopt, endorse, approve or recommend, or publicly propose to adopt, endorse, approve or recommend any Company Takeover Proposal (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) (it being understood that a customary “stop, look and listen” communication by the Board of

Directors of the Company or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not, in and of itself, constitute an Adverse Recommendation Change) or (ii) approve, recommend, cause or permit the Company or any Subsidiary thereof to enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.02).

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may (i) make an Adverse Recommendation Change (A) in response to an Intervening Event if the Company Board determines in good faith (after consultation with its legal counsel and financial advisor) that the failure to take such action would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law or (B) if the Company receives a Company Takeover Proposal that did not result from a material breach of this Section 5.02 and which the Company Board determines in good faith (after consultation with its legal counsel and financial advisor) that such Company Takeover Proposal constitutes a Superior Proposal and (ii) enter into a definitive written agreement providing for the consummation of a Superior Proposal and concurrently terminate this Agreement pursuant to Section 8.01(e); provided, however, that the Company Board and any committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (i) or clause (ii) above unless, prior to taking such action (A) the Company has provided written notice to Parent (a “Notice of Adverse Recommendation Change”) advising Parent that the Company Board or any such committee intends to take such action and the reasons therefor, (B) (x) in the case of any Notice of Adverse Recommendation Change provided in connection with an Intervening Event, provided written notice of such Intervening Event (which notice shall describe such Intervening Event in reasonable detail) and (y) in the case of any Notice of Adverse Recommendation Change provided in connection with a Company Takeover Proposal, provided written notice of the material terms and conditions of the Superior Proposal and identifying the Person or group making such Superior Proposal, (C) a period of three (3) Business Days has elapsed following the Company’s provision of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification to any Company Takeover Proposal that is the basis for such proposed Adverse Recommendation Change shall require a new Notice of Adverse Recommendation Change and an additional notice period (which shall be two (2) Business Days)), (D) the Company has negotiated, and has caused its Affiliates and its and their Representatives to negotiate, in good faith with Parent and its Representatives during such three (3) Business Day period (as it may be extended pursuant to clause (C)) to make such adjustments to the terms and conditions of this Agreement so that either the failure to make an Adverse Recommendation Change in response to such Intervening Event would no longer reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law or such Company Takeover Proposal would cease to constitute a Superior Proposal, as appropriate, and (E) in determining whether to make such Adverse Recommendation Change or terminate this Agreement, the Company Board takes into account any changes to the terms of this Agreement timely proposed by Parent in response to a Notice of Adverse Recommendation Change.

(g) Nothing contained in this Section 5.02 will prohibit the Company from taking and disclosing to the Company’s stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, in each case after commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act); provided that in no event shall the Company Board make an Adverse Recommendation Change except in accordance with Section 5.02(f).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Written Consent. Immediately following the execution of this Agreement, in lieu of calling a meeting of the Company’s stockholders, the Company shall submit to, and in the absence of an Adverse Recommendation Change in accordance with Section 5.02 seek from, the Principal Stockholders, in their capacity as record and beneficial owners, collectively, of at least a majority of the issued and outstanding shares of Company Common Stock, a written consent to approve and adopt this Agreement in the form attached hereto as Exhibit A. Upon receipt of such written consent, duly executed by the Principal Stockholders (the “Written Consent”), the Company shall promptly provide to Parent a copy of such Written Consent. In connection with the Written Consent, the Company shall take all actions necessary to comply, and shall comply, in all material respects with Section 228 and Section 262 of the DGCL and the Company Charter and Company Bylaws.

SECTION 6.02. Information Statement.

(a) The Company shall, with the reasonable assistance of Parent, prepare and file with the SEC, as promptly as practicable (and no later than twenty (20) Business Days) after the date of this Agreement, a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent, the Merger and the Transactions, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (such information statement, as amended or supplemented in accordance with the terms hereof, the “Information Statement”). Parent and Merger Sub shall furnish to the Company all information as may be reasonably requested concerning themselves and their controlled Affiliates that is required to be included in the Information Statement pursuant to applicable Law and shall promptly provide such other assistance in the preparation of the Information Statement as may be reasonably requested by the Company from time to time.

(b) Prior to the filing of the Information Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Information Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Information Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Information Statement as promptly as practicable after receipt thereof. The Company shall cause the Information Statement to be mailed to holders of Company Common Stock (as of the date the

Written Consent is effective) as promptly as practicable after the first to occur of: (i) confirmation from the SEC that it has no further comments on the Information Statement, (ii) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (iii) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement.

(c) The Company agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act. The Company and Parent agree, as to themselves only, that, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock or at the time of any amendment or supplement thereof, the Information Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no party assumes any responsibility with respect to any statements or information supplied by or on behalf of the other party, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Information Statement.

(d) If at any time prior to the Closing any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a party, which information should be set forth in an amendment or supplement to the Information Statement, the party that discovers such information shall promptly notify the other party and the Company shall prepare (with the assistance, if applicable, of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Information Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Information Statement to include any information that shall become necessary in order to make the statements in the Information Statement, in light of the circumstances under which they were made, not misleading.

SECTION 6.03. Access to Information; Confidentiality.

(a) The Company shall, shall cause its Subsidiaries and its and their respective directors, officers and employees to, and shall use reasonable best efforts to cause its other Representatives to, if reasonably requested by Parent, give Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during reasonable business hours to the offices, properties, books, records and personnel of the Company and the Subsidiaries of the Company, in each case, for the purposes of implementing and/or consummating the Transactions; provided, however, that the Company shall not be obligated to provide such access or information if the Company determines in its reasonable judgment that doing so would (i) violate applicable Contract, Law or any applicable Judgment, or (ii) waive the protection of attorney-client privilege, attorney work product protection or other legal privilege; provided, that, that the Company will reasonably cooperate with Parent to provide such document or information in a manner that would not result in violation of Contract or Law or the loss or waiver of such privilege, to the extent feasible. Parent and its Representatives shall conduct any such activities during normal business hours and in such a manner as not to interfere unreasonably with the business or operations of the Company or any Subsidiary of the Company. Notwithstanding anything to the contrary contained herein, prior to the Closing, Parent shall have no right to perform invasive or subsurface investigations or sampling of any environmental media or building materials at the properties or facilities of the Company or any of the Company’s Subsidiaries without prior written consent of the Company (which may be denied, delayed or conditioned in the sole discretion of the Company). No investigation or access permitted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made by the Company hereunder or limit or restrict any rights of Parent or Merger Sub, including any right to assert that a condition to Closing has not been satisfied.

(b) All information exchanged pursuant to this Section 6.03 or otherwise in connection with the Transactions shall be subject to the confidential disclosure agreement dated July 6, 2022, as amended January 26, 2024, between Snap One LLC and Parent (the “Confidentiality Agreement”), which shall remain in full force and effect pursuant to the terms thereof, notwithstanding the execution and delivery of this Agreement or the termination thereof.

SECTION 6.04. Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each party shall use, and shall cause its Affiliates to use, its reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things that are reasonably necessary, proper or advisable under applicable Law to consummate and make effective the Transactions, including, but subject to the terms and conditions of this Agreement, (i) the satisfaction of the conditions set forth in Article VII, (ii) obtaining all necessary or advisable Authorizations and Consents from, making all necessary or advisable registrations, declarations and filings with and taking all steps as may be reasonably necessary or advisable to obtain any Authorizations or Consents from, or avoid a Proceeding with, any Governmental Entity or other third-party with respect to this Agreement or the Transactions, including the expiration or termination of any applicable waiting period in respect of the HSR Act and other applicable Antitrust Laws or FDI Laws, (iii) furnishing all information required to be furnished in connection with obtaining any Authorizations or Consents from or making any filings with any Governmental Entity or other third-party, and promptly cooperating with and furnishing information in connection with any such requirements imposed upon any party or any of their respective Subsidiaries or Affiliates in connection with this Agreement or the consummation of the Transactions, (iv) defending or contesting any Proceedings by any Governmental Entity or third-party challenging this Agreement or the consummation of the Transactions and (v) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement so long as such additional instruments are consistent with the terms of this Agreement. Nothing contained in this Section 6.04 shall permit the Company or any Subsidiary thereof to take any action that otherwise requires the consent of approval of Parent pursuant to this Agreement without obtaining such consent or approval. In connection with obtaining any Authorization or Consent of any Governmental Entity or other Person with respect to the Transactions pursuant to this Section 6.04, and subject to the other terms set forth herein, including the obligations on Parent set forth in Section 6.04(f), none of the Company and its Subsidiaries, on the one hand, nor Parent nor any of its Affiliates, on the other hand, shall be required to make any material payment of any fees, expenses or other consideration (including increased or accelerated payments), other than customary filing fees, or agree to any material contractual or other material concessions.

(b) Without limiting the generality of Section 6.04(a), (A) each party agrees to make, or cause the applicable Affiliate thereof to make, an appropriate filing, if necessary, pursuant to the HSR Act as promptly as reasonably practicable, but in any event no later than five (5) Business Days following the date of this Agreement (unless a different period is otherwise agreed by the parties in writing) and (B) each party agrees to make, or cause the applicable Affiliate thereof to make, all necessary filings pursuant to any other applicable Antitrust Law or any FDI Law, including the filings set forth on Section 7.01(b) of the Company Disclosure Letter, as promptly as reasonably practicable following the date of this Agreement (and the identification of the requirements to make such filing), but (solely with respect to those filings identified on Section 7.01(b) of the Company Disclosure Letter) in any event no later than twenty (20) Business Days following the date of this Agreement (unless a different period is otherwise agreed by the parties in writing) and in all cases, to supply as promptly as reasonably practicable to the applicable Governmental Entity any additional information and documentary material that may be reasonably requested pursuant to the HSR Act or such other Antitrust Law or any FDI Law.

(c) Without limiting the generality of Section 6.04(a), each of Parent and the Company shall, and shall cause their respective Affiliates, to (i) furnish to the other party such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of any filing or submission under the HSR Act or any other Antitrust Law or any FDI Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any substantive communication with, and any inquiries or requests for additional information from, the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation (or it is not reasonably practicable for one party to do so), keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, substantive correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions, (iv) respond to any inquiry or request for additional information or documentation from the FTC, the DOJ or any other Governmental Entity of competent jurisdiction as promptly as reasonably practicable, and (v) consult with one another in connection with any inquiry, hearing, investigation, Proceeding or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, the Merger or any of the other Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. Any such additional information furnished in connection with the preparation of any filing or submission shall be in substantial compliance with the requirements of the HSR Act and any other applicable Antitrust Law or any FDI Law, as the case may be. The Company and Parent shall not, and shall cause their respective Affiliates not to, (A) commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or enter into a timing agreement with respect to any other Antitrust Law or any FDI Law or (B) pull and refile any filing made under the HSR Act, in the case of each of clauses (A) or (B) without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. The parties acknowledge and agree that, notwithstanding the foregoing, Parent shall ultimately control the determination over the strategy and course of action with respect to obtaining any Authorizations or Consents under any Antitrust Laws or FDI Laws, including the content of any filings under such Antitrust Laws or FDI Laws, and any substantive communications with any Governmental Entity relating thereto; provided, that, (i) the Company shall have the right to participate in all aspects thereof and Parent shall consult with the Company and its advisors in connection therewith and consider in good faith their views and recommendations; (ii) if the parties receive a request for additional documents and information, each party will endeavor to substantially comply with such request within one hundred twenty (120) days from receipt; and (iii) in the event Parent does not substantially comply with such request within one hundred twenty (120) days from receipt, Parent and the Company shall jointly control the determination over the strategy and course of action with respect to obtaining any Authorizations or Consents under any Antitrust Laws or FDI Laws from such time until the conditions listed in Section 7.01(b) of this Agreement have been satisfied.

(d) Each party shall bear all of its costs and expenses related to the engagement of any third-party consultants, economists, counsel or other third parties in connection with the pursuit of any Authorizations or Consents with respect to any Antitrust Laws or FDI Laws and, in connection with the matters set forth in this Section 6.04, at the request of any party, the other parties shall, and shall cause their respective and applicable Affiliates to, enter into a joint defense agreement, common interest agreement or other similar agreement. Parent shall pay all filing fees and other charges for the filings required under the HSR Act or such other Antitrust Law or any FDI Law set forth on Section 7.01(b) of the Company Disclosure Letter or that are otherwise agreed in writing to be applicable by the Company and Parent.

(e) The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under Section 6.04(c) or any other section of this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(f) Without limiting the generality of Parent’s undertakings pursuant to Section 6.04(a), Parent acknowledges and agrees that its obligation to use reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary or advisable under applicable Law to consummate and make effective the Transactions, includes but is not limited to, as promptly as possible but subject to the other terms set forth in this Section 6.04, including the terms set forth in the proviso immediately below and the second to last sentence of this

Section 6.04(f): proposing, negotiating, effecting, agreeing to or committing to, or executing any settlements, undertakings (affirmative or otherwise), consent decrees, stipulations or other agreements with any Governmental Entity obligating Parent or any of its Subsidiaries to: (i) sell, divest, license or otherwise convey or hold separate any asset (whether tangible or intangible) or business of the Company or any Subsidiary thereof or terminate any existing relationship, contractual right or obligation of the Company or any Subsidiary thereof, (ii) create any relationship, contractual right or obligation of the Company or any Subsidiary thereof, (iii) implement any limitations, prohibitions or restrictions affecting the business, operations or assets of the Company or any Subsidiary thereof, or (iv) litigate, contest, defend and appeal any Proceeding, whether judicial or administrative, challenging this Agreement or the Transactions contemplated hereby (each of the actions in the preceding clauses (i) – (iv), a “Remedial Action”); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, (A) for the avoidance of doubt, neither Parent nor any of its Subsidiaries will be required to take or effect (or agree to take or effect) any Remedial Action in respect of any of the product lines, rights, assets or properties (including Intellectual Property rights) of Parent or any Subsidiary thereof (excluding the Company and its Subsidiaries) or that otherwise materially impact or effect the businesses and operations of Parent and its Subsidiaries (excluding the Company and its Subsidiaries), and (B) neither Parent nor any of its Subsidiaries (including, for the purpose of this clause, the Company and its Subsidiaries) will be required to take or effect (or agree to take or effect) any Remedial Action if such Remedial Action(s) would, in the aggregate, be reasonably likely to either (x) result in a loss of revenue equal to or greater than five percent (5%) of the total sales revenue of the Company and its Subsidiaries for the 12-month period ending December 31, 2023 as reflected in the most recent financial statements, or (y) have a material and adverse impact to Parent and its Subsidiaries, taken as a whole, in respect of the benefits (including synergy benefits) that Parent and its Subsidiaries expect to derive from the consummation of the Transactions and their ownership and operation of the businesses of the Company and its Subsidiaries. The Company shall not take or agree to, and shall not permit any Subsidiary to take or agree to, any Remedial Action without the prior written consent of Parent. Nothing in this Section 6.04 shall require any party (or Affiliate thereof) to take or agree to take any action with respect to its business or operations pursuant to this Section 6.04 unless the effectiveness of such agreement or action is conditioned upon the Closing. Parent and its Subsidiaries, on the one hand, and the Company and its Affiliates, on the other hand, also shall be obligated to defend, litigate or participate in the litigation of any Proceeding brought by or against any Governmental Entity in connection with obtaining any Authorization or Consent from any Governmental Entity in connection with the Transactions.

(g) Parent shall not, and shall cause its Affiliates not to, enter into any merger, acquisition or similar transaction, or any agreement to effect any such transaction, for any business that competes with the Company’s business, that will make it materially more difficult, or materially increase the time required, to (i) obtain the expiration or termination of the waiting period under any Antitrust Law or FDI Law applicable to the Transactions, or (ii) avoid the commencement of litigation by any Governmental Entity under any Antitrust Law or FDI Law seeking the entry of any injunction or order that would materially delay or prevent the consummation of the Transactions.

(h) In addition to and without limiting any of the parties’ respective obligations in this Section 6.04, the Company and the Company Board shall (i) take all action, including granting such approvals, necessary to ensure that no state takeover statute, “business combination,” “control share acquisition,” “fair price,” “moratorium” or similar Law is or becomes applicable to any Transaction or this Agreement and (ii) if any state takeover statute, “business combination,” “control share acquisition,” “fair price,” “moratorium” or similar Law becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

SECTION 6.05. Continuing Employee Matters.

(a) For the period from the Effective Time through the first anniversary of the Effective Time (or such shorter period during which the Continuing Employee remains in continued employment with the Surviving Corporation or an Affiliate thereof), each employee of the Company or a Subsidiary of the Company who remains in the employment of the Surviving Corporation or an Affiliate thereof (each, a “Continuing Employee”) shall receive: (i) unless otherwise agreed to in writing between Parent or its Affiliates and a Continuing Employee, a base salary or wage rate, as applicable, and target short-term cash incentive compensation opportunities that, in the aggregate, are no less favorable than as provided by the Company or the Subsidiaries of the Company to such Continuing Employee immediately prior to the Effective Time; provided, that, the base salary or wage rate, as applicable, of any Continuing Employee during such period shall not be reduced, (ii) for any such Continuing Employee located in the United States, severance benefits that are no less favorable than as provided by the Company or the Subsidiaries of the Company to such Continuing Employee immediately prior to the date hereof pursuant to the terms of a Company Benefit Plan set forth on Section 6.05(a) of the Company Disclosure Letter (collectively, the “Severance Arrangements”), and (iii) employee benefits (other than any equity or equity-based arrangements, long-term incentive programs, nonqualified deferred compensation arrangements, post-termination or retiree health and welfare benefits, defined benefit pension plans, and change-in-control payments, retention payments, or other similar nonrecurring compensation) that are substantially comparable in the aggregate to either (as determined by Parent) (x) those that were provided by the Company or the Subsidiaries of the Company to such Continuing Employee immediately prior to the date hereof, or (y) those provided by Parent or its Affiliates to similarly situated employees of Parent or its Affiliates. With respect to any Continuing Employee who is primarily based outside of the United States, the requirements of this Section 6.05(a) shall be subject to any discretionary modifications or adjustments permitted in accordance with local Company Benefit Plans (or related policies) as well as any requirements under applicable Law.

(b) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause any plans, program, agreements, or arrangements established or maintained by Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) (the “New Plans”) to recognize each Continuing Employee’s service prior to the Effective Time with the Company or any Subsidiary of the Company and any predecessor of the Company or any Subsidiary of the Company (to the extent such service is recognized by the Company or such Subsidiary under a corresponding Company Benefit Plan), for purposes of eligibility, participation, vesting and levels of benefits; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits,

(ii) for purposes of eligibility, benefit accruals or vesting under any defined benefit pension plan, nonqualified deferred compensation arrangements, or retiree health or welfare plans or arrangements (except as may be required under applicable Law with respect to Continuing Employees located outside of the United States), (iii) for purposes of vesting of any incentive, equity, or equity-based compensation, or (iv) with respect to any New Plan to the extent that, under such New Plan, Parent or the relevant Affiliate does not provide for the crediting of any prior service for any other similarly situated employee of Parent and its Affiliates (other than the Company and its Subsidiaries).

(c) With respect to any New Plan that is a welfare plan, Parent shall, and shall use commercially reasonable efforts to cause the Surviving Corporation and its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to Continuing Employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid in respect of claims eligible and covered under the applicable Company Benefit Plan, to the extent that such claims are incurred during the plan year in which the Effective Time occurs in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such New Plan.

(d) With respect to each cash short term incentive bonus program of the Company and its Subsidiaries with a performance period that is in-cycle as of the Closing (each, a “Company Bonus Program”), (i) payments pursuant to such Company Bonus Program with respect to the performance period commencing on January 1 of the year in which the Closing occurs and ending on the Closing Date (the “Pre-Closing Bonus Period”) shall be determined and paid by Parent or its Affiliates in the ordinary course of business, and (ii) Parent shall not make any modification to such Company Bonus Program with respect to the Pre-Closing Bonus Period in a manner that is detrimental to any participant therein.

(e) Without limiting the generality of Section 9.08, this Section 6.05 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.05, express or implied, is intended to confer upon any other Person any legal or equitable or other rights or remedies of any nature whatsoever (including, without limitation, any right to employment or engagement (or continued employment or engagement) by Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries or any right to a specific benefit or term or condition of employment or service) under or by reason of this Section 6.05. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, the Company, the Surviving Corporation or any Subsidiary of Parent, the Company or the Surviving Corporation and nothing herein shall be construed as an amendment to any such plan, program, policy, arrangement, agreement or understanding for any purpose.

SECTION 6.06. Indemnification.

(a) For a period of six (6) years following the Effective Time, Parent shall cause the Surviving Corporation or applicable Subsidiary thereof to honor and comply with the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities, for acts or omissions occurring at or prior to the Effective Time now existing in favor of any current or former director, officer, employee, agent or benefits trustee (the “Indemnified Persons”) of the Company or any Subsidiary of the Company as provided in the Company Charter, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement between such Indemnified Person and the Company or any Subsidiary of the Company (in each case, as in effect on the date hereof and, in the case of any indemnification agreement, as set forth in Section 6.06(a) of the Company Disclosure Letter and of which the Company has made available to Parent true, correct and complete copies), without further action, as of the Effective Time (including, for the avoidance of doubt, by granting the Indemnified Persons rights to indemnification and advancement of expenses pursuant to Section 7.07 of the Company Bylaws or similar provisions of the organizational documents of any Subsidiary of the Company, as applicable, in each case, as in effect on the date hereof), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such six (6)-year period shall continue until the disposition of such Action or resolution of such claim. For the avoidance of doubt, for a period of six (6) years following the Effective Time, the applicable rights of indemnification and exculpation contemplated by this Section 6.06(a) and pursuant to the terms of the Company Charter or Company Bylaws as in effect at or immediately prior to the Effective Time shall not be impaired by any modification of such terms in any amendment or restatement of such Company Charter or Company Bylaws following the Effective Time and prior to such six (6) year anniversary (including in connection with the filing of the Certificate of Merger).

(b) As promptly as practicable following the date hereof, in consultation with Parent, the Company shall obtain a prepaid non-cancelable (“tail”) policy with coverage for six (6) years following the Effective Time with terms and coverage limits that are substantially similar to those in the existing policy of directors’ and officers’ liability insurance, employment practice liability insurance, and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or prior to the Effective Time, except as set forth on Section 6.06(b) of the Company Disclosure Letter; provided, that, such tail insurance shall act on a primary basis with respect to any other applicable directors’ and officers’ liability, employment practices liability and fiduciary liability insurance; provided, further, that the Company shall use reasonable best efforts to obtain such policy on favorable pricing terms in reasonable consultation with Parent. For purposes of the forgoing, consultation shall include (i) providing copies of policy documents and quotes to the Parent prior to binding and allowing Parent to comment thereon (and reasonably considering any such comments) and (ii) making the broker available for consultation with Parent upon Parent’s reasonable request.

(c) Notwithstanding anything to the contrary in this Section 6.06, Parent agrees that any indemnification, advancement of expenses or insurance available to any Indemnified Person who at or prior to the Closing was a director of the Company or any of its Subsidiaries by virtue of such Indemnified Person’s service as a partner, member or employee of any investment fund or management entity affiliated with or managed by a Principal Stockholder at or prior to the Closing (any such Indemnified Person, a “Sponsor Director”) shall be secondary to the indemnification, advancement of expenses and insurance to be provided by the Surviving Corporation and its Subsidiaries pursuant to this Section 6.06 and that the Surviving Corporation and its Subsidiaries (i) shall be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 6.06, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to Sponsor Directors that are addressed by this Section 6.06 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any Sponsor Director with respect to any matter addressed by this Section 6.06.

(d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause the Surviving Corporation shall make proper provision so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.06.

(e) Nothing in this Agreement is intended to, shall be construed to or shall, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.06 is not prior to or in substitution for any such claims under such policies. The Indemnified Persons shall be express third-party beneficiaries of this Section 6.06.

SECTION 6.07. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements, including any press conference or conference call with investors or analysts, with respect to the Transactions, including the Merger, and shall not, and shall cause their respective Affiliates not to, issue any such press release or make any such public statement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), except in each case (i) as required by applicable Law or court process or by obligations pursuant to the rules and regulations of any national securities exchange or national securities quotation system or (ii) for any press release, public announcement or other public statement by either Parent and the Company that consists solely of information that is consistent with information disclosed in any press release, public statement or public announcement previously issued or made in compliance with this Section 6.07 or any communications plan previously agreed to by Parent and the Company. In addition, for the avoidance of doubt, the Company and Parent may, without the Company, Parent or Merger Sub’s consent, as applicable, communicate to its employees, customers, suppliers and consultants; provided, that any such communication is consistent with information disclosed in any press release, public statement or public announcement previously issued or made in compliance with this Section 6.07 or any communications plan previously agreed to by Parent and the Company. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing or anything to the contrary set forth herein, the restrictions set forth in this Section 6.07 shall not apply in connection with any Adverse Recommendation Change or dispute between the parties (or Affiliates thereof) regarding this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 6.08. Affiliate Transactions. The Company shall cause all Affiliate Transactions set forth in Section 6.08 of the Company Disclosure Letter to be terminated pursuant to a written agreement in form and substance reasonably satisfactory to Parent, in each case without further liability or obligation (contingent or otherwise) of any party thereunder (or any Affiliate thereof), with such termination to be effective immediately prior to the Closing, except for any liabilities or obligations (including any indemnity obligations under the Stockholders Agreement) that survive pursuant to the express terms of the applicable Contract or as set forth in Section 6.08 of the Company Disclosure Letter.

SECTION 6.09. Stockholder Litigation. From the date of this Agreement and until the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent in writing of any Proceeding commenced or threatened in writing by a stockholder or holder of any Equity Interests of the Company against the Company, its Subsidiaries or their respective directors or officers or otherwise asserted by or on behalf of the Company (including any asserted derivative Proceeding), in each case, to the extent relating to the Merger, this Agreement or the Transactions, and shall keep Parent reasonably informed, consult with Parent regarding and give Parent the opportunity to participate in (but not control) the defense and settlement of any such Proceeding. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or any of their respective Representatives shall agree to or propose any settlement or compromise of any such Proceeding without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Notwithstanding anything to the contrary in this Section 6.09, any Proceeding relating to the Appraisal Shares will be governed by Section 2.01(d).

SECTION 6.10. Section 16 Matters. From and after the date hereof and until the Effective Time, the Company shall take all steps as may be required to cause any dispositions of Equity Interests of the Company in connection with this Agreement and the Transactions by each individual who is subject to the reporting requirements of Section 16 of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.11. Merger Sub Compliance. Parent shall take all actions necessary to cause Merger Sub to comply with and perform all of its obligations under this Agreement. Merger Sub shall not engage in any material activities of any nature except in connection with the Transactions and as provided in or contemplated by this Agreement (or any ancillary document hereto). In furtherance and not in limitation of the foregoing, Parent agrees that any breach by Merger Sub of a representation, warranty, covenant or agreement in this Agreement shall also be a breach of such representation, warranty, covenant or agreement by Parent.

SECTION 6.12. Stock Exchange De-Listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock and the suspension of the Company’s reporting obligations under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.13. Closing Indebtedness. The Company shall, or shall cause its Subsidiaries to, deliver a notice of prepayment with respect to the loans and other extensions of credit outstanding under, a notice of termination of all commitments under, the Credit Agreement (in each case, contingent upon the occurrence of the Closing). The Company and its Subsidiaries shall use reasonable best efforts to obtain from the agent under the Credit Agreement at least one (1) Business Day prior to the Closing Date, and shall deliver to Parent on or prior to the Closing Date, an executed payoff letter (and a draft reasonably in advance thereof) with respect to the obligations under the Credit Agreement (the “Payoff Letter”), in form and substance customary for transactions of this type which Payoff Letter shall, among other things, include the payoff amount (and the daily accrual thereafter), and provide that Liens (and guarantees), if any, granted in connection with the Credit Agreement relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness shall, upon the payment of the amount set forth in the Payoff Letter at the Closing, be automatically released and terminated. Parent shall be obligated to provide to the Company or its Subsidiaries the payoff amount required under the Payoff Letter substantially simultaneously with (and subject to the occurrence of) the Closing.

SECTION 6.14. TRA Waiver. Concurrently with the execution of this Agreement, the TRA Parties have delivered to the Company, a waiver and termination letter (the “TRA Waiver”) pursuant to which the TRA Parties have (a) waived their rights to any and all payments under the TRA by the Company or its Subsidiaries (including any amounts otherwise payable in connection with the Transactions) that have become due and payable prior to the date hereof (and that have not been paid prior to the date hereof) or that may hereafter become payable following the date hereof, which waiver shall terminate upon the termination of this Agreement in accordance with the terms set forth herein, and (b) agreed that, effective upon the Effective Time, the TRA shall terminate and cease to be of any further force and effect, in each case on the terms and subject to the conditions set forth in the TRA Waiver. From and after the date of this Agreement, the Company shall not, and shall cause its Subsidiaries not to, make any payments under the TRA or agree to any amendment or modification of the TRA Waiver, in each case without the consent of Parent.

SECTION 6.15. Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as practicable after the date hereof, all things necessary to consummate the Equity Financing and the Debt Financing on or before the Closing Date on the terms and subject only to the conditions described in the Equity Financing Commitment and the Debt Financing Commitment (including any “flex” provisions applicable to the Debt Financing Commitment), including by using reasonable best efforts to (i) comply with, maintain in effect and enforce the Debt Financing Commitment in accordance with the terms and subject to the conditions thereof, including if requested giving effect to any “flex” provisions, in each case until the funding of the Debt Financing at or prior to Closing, and, once entered into, any Financing Agreement with respect thereto, (ii) negotiate Financing Agreements with respect to the Debt Financing on the terms and subject to the conditions contained in the Debt Financing Commitment (including any “flex” provisions) or on other terms reasonably acceptable to Parent and not in violation of Section 6.15(b) and (iii) satisfy on a timely basis (or obtain the waiver of) all conditions applicable to the Debt Financing in the Debt Financing Commitment and any Financing Agreements with respect thereto, in each case, to the extent within the control of Parent. Parent and Merger Sub shall, at the reasonable request of the Company, inform the Company on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (or any Alternative Financing).

(b) Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Financing Commitment, in each case, without the prior written consent of the Company if (and only if) such amendment, supplement, modification, replacement or waiver would or would reasonably be expected to (i) reduce the net cash proceeds available from the Debt Financing such that Parent would not have, together with the Equity Financing and cash on hand, sufficient cash proceeds to fund the Financing Uses, (ii) impose new or additional conditions or otherwise expand, amend or modify any condition precedent to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) delay or prevent the Closing, or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, or (iii) adversely impact in any material respect the ability of Parent and Merger Sub to enforce its or their rights against the other parties to the Debt Financing Commitment; it being understood that notwithstanding the foregoing, Parent may (1) replace, amend, supplement, or modify or consent to the replacement, amendment, supplement or modification of the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date of this Agreement, and/or (2) make or permit assignments and replacements of an individual lender under the Debt Financing Commitment in connection with the syndication of the Debt Financing. Promptly following any amendment, supplement, modification, replacement or waiver of the Debt Financing Commitment in accordance with this Section 6.15(b), Parent shall deliver a copy thereof to the Company and references herein to the “Debt Commitment Letter,” “Fee Letter,” and/or “Debt Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced or waived in compliance with this Section 6.15(b). For the avoidance of doubt, Parent shall not agree to or permit any (i) termination of the Debt Financing Commitment, other than subsequent to, or simultaneously with, obtaining an Alternative Financing, or (ii) reduction of the Debt Financing Commitment, other than in connection with a reduction in the Merger Consideration; provided, that, the net cash proceeds available from the Debt Financing as so reduced, together with the Equity Financing and cash on hand, will be sufficient cash proceeds to fund the Financing Uses.

(c) Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Equity Commitment Letter, in each case, without the prior written consent of the Company if (and only if) such amendment, supplement, modification, replacement or waiver would or would reasonably be expected to (i) reduce the net cash proceeds available from the Equity Financing such that the Parent would not have, together with the Debt Financing and cash on hand, sufficient cash proceeds to fund the Financing Uses, (ii) impose new or additional conditions or otherwise expand, amend or modify any condition precedent to the receipt of the Equity Financing, in each case, in a manner that would reasonably be expected to (A) delay or prevent the Closing, or (B) make the timely funding of the Equity Financing or the satisfaction of the conditions to obtaining the Equity Financing materially less likely to occur, or (iii) adversely impact in any material respect the ability of Parent and Merger Sub to enforce its or their rights against the other parties to the Equity Commitment Letter.

(d) In the event that any portion of the Debt Financing necessary for the Parent and Merger Sub to fund the Financing Uses becomes unavailable on the terms and conditions contemplated by the Debt Financing Commitment (including the flex provisions) (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their reasonable best efforts to (A) arrange and obtain, as promptly as practicable following the occurrence of such event, financing for any such portion from alternative sources (an “Alternative Financing”) on terms that do not impose new or additional conditions precedent or otherwise expand, amend or modify the conditions precedent to funding in a manner, when considered with all other conditions taken as a whole, would reasonably be expected to materially and adversely affect the ability or likelihood of Parent and Merger Sub to consummate the transactions contemplated by this Agreement and (B) provide the Company with a copy of the new Debt Financing Commitment (if applicable) that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted to remove references to fee amounts, pricing caps and the economic terms of any flex provisions and other economic terms, provided that such redactions do not cover terms that could reasonably be expected to affect the conditionality, amount, availability, enforceability or termination of the Alternative Financing). Upon obtaining any commitment for any such Alternative Financing, such financing will be deemed to be a part of the “Debt Financing,” any commitment letter for such Alternative Financing will be deemed the “Debt Commitment Letter” and any fee letter for such Alternative Financing will be deemed to be the “Fee Letter,” in each case, for all purposes of this Agreement, Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Parent or any of its Affiliates be required to pay any fees or any interest rate applicable to the Alternative Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the flex provisions) or agree to terms (including any flex term) materially less favorable in the aggregate (after giving effect to the flex provisions) to Parent than such term contained in the Debt Commitment Letter as in effect on the date hereof (including the flex provisions).

(e) Parent shall give the Company prompt written notice (but in any event within two (2) Business Days) (1) upon having knowledge of any material breach or material default (or any event, fact or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in material breach or material default) by any party to any Debt Commitment Letter or other definitive agreements related to the Debt Financing (collectively with the Debt Commitment Letter, the “Debt Documents”), (2) if for any reason Parent in good faith believes that it is likely that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter, (3) of the receipt by Parent or Merger Sub or any of their respective Affiliates or Representatives of any written notice or other written communication from any Person with respect to any actual or threatened material breach, material default, termination or repudiation by any party to any Debt Commitment Letter or other Debt Document, and (4) of any expiration or termination of any Debt Commitment Letter; provided that in no event shall Parent be required to share any information with the Company that Parent reasonably determines is subject to or would otherwise jeopardize any attorney-client or other legal privilege.

(f) It is acknowledged and agreed by the Parent and Merger Sub that (i) the obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding the Parent’s, Merger Sub’s, their Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby and (ii) compliance (or noncompliance) with this Section 6.15 shall not relieve Parent or Merger Sub of any obligations under this Agreement, including the obligation (subject to the other terms hereof) to pay all amounts due pursuant to Article II on the Closing Date and to consummate the transactions contemplated by this Agreement, whether or not the Debt Financing is available.

SECTION 6.16. Financing Cooperation.

(a) Prior to and until the Closing, the Company shall, and shall cause its Subsidiaries to, and the Company and each of its Subsidiaries shall use reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, (1) provide to Parent and Merger Sub, as applicable, (x) the Required Information and (y) at least three Business Days prior to the Closing Date, all documentation and other information required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and beneficial ownership regulations, but in each case, solely as relating to the Company and its Subsidiaries to the extent reasonably requested by the Parent and/or the Debt Financing Sources at least ten Business Days prior to the Closing Date and (2) use reasonable best efforts to provide to Parent and Merger Sub all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Debt Financing, including the following: (i) using reasonable best efforts to cause the Company’s and its Subsidiaries’ senior officers and other representatives to participate in no more than two meetings (which shall be virtual) or conference call (which shall be virtual) with prospective lenders, to the extent reasonably requested in connection with the Debt Financing and only to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter, in each case at reasonable times and on reasonable advance notice, (ii) using reasonable best efforts to assist with the preparation of appropriate and customary materials for rating agency presentations, syndication documents (including any customary bank information memoranda), (iii) using reasonable best efforts to assist with the preparation of schedules to any pledge, security and other collateral documents, loan agreement or other definitive financing documentation, or any certificates, in each case, as may be reasonably requested by Parent and customary for transactions of the type contemplated by the Debt Financing Commitment, , and in each case solely to the extent such materials relate to information concerning the Company and that is necessary to complete such schedules (iv) using reasonable best efforts to facilitate the pledging of collateral, provided that no pledge shall be effective or public filing be made until the Effective Time, (v) in accordance with Section 6.13, using reasonable best efforts to facilitate and deliver the Payoff Letter, (vi) using reasonable best efforts to execute customary authorization and representation letters in connection with the Debt Financing, provided that such authorization and representation letters shall related only to the historical information provided by the Company and its Subsidiaries, (vii) using reasonable best efforts to cooperate with the Debt Financing Sources’ due diligence requests and review, to the extent reasonably requested in connection with the Debt Financing, and (viii) using reasonable best efforts to take such actions as are reasonably requested by the Parent or the Debt Financing Sources to facilitate the satisfaction of all conditions precedent to obtaining the Debt Financing to the extent within the control of the Company (including delivery of the stock and other equity certificates of the Company and its Subsidiaries to the Parent); provided that (I) until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to (x) pay any fees, expenses or other amounts in connection with the Debt Financing or (y) execute or enter into, or cause any Affiliates, or any of their respective directors, officers, employees or agents, to execute or enter into, any certificate, instrument, agreement or other document in connection with the Debt Financing which will be effective prior to the Effective Time (provided that no officer of the Company or any of its Subsidiaries who is not remaining in such position following the Closing Date shall be obligated to execute any certificate, instrument, agreement or other document), (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing or (C) be required to incur any liability in connection with the Debt Financing and (II) nothing herein shall require cooperation that would require providing access to or disclosing information that the Company reasonably determines would jeopardize any attorney-client or other legal privilege. Notwithstanding anything to the contrary in this Section 6.16, but subject to the terms set forth on Section 6.16 of the Company Disclosure Letter, nothing will require the Company or its Subsidiaries to provide (or be deemed to require the Company to prepare) any (1) pro forma financial statements, projections or other prospective information; (2) description of all or any portion of the Debt Financing; (3) risk factors relating to all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure; (4) “segment” financial information and separate subsidiary financial statements, (5) any financial statements or other information required by Rules 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X, Regulation S-K Item 302 or for any period prior to January 1, 2019, (6) information regarding officers or directors prior to consummation of the Merger (except biographical information if any of such persons will remain officers or directors after consummation of the Merger, if any), executive compensation and related party disclosure or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC), (7) information regarding affiliate transactions that may exist following consummation of the Merger, (8) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company and is derivable without undue effort or expense by the Company from the books and records of the Company or any of its subsidiaries) or (9) information necessary for the preparation of any projected or forward-looking financial statements or information that is not derivable without undue effort or expense by the Company.

(b) Notwithstanding anything herein to the contrary, (i) any requested cooperation pursuant to this Section 6.16 shall not be required if such cooperation (A) unreasonably disrupts or interferes with the business or the operations of Company and its Subsidiaries or (B) causes significant competitive harm to the Company or its Subsidiaries, if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 6.16 shall require cooperation to the extent that it would (A) subject, or reasonably be expected to subject, any of Company’s or its subsidiaries’ respective directors, managers, officers or employees to any personal liability, (B) based on the advice of the Company’s legal counsel, conflict with, or violate, the Company’s and/or any of its subsidiaries’ organization documents or any applicable Law or judgment, or result in the contravention of, or violation or breach of, or default under, any material Contract to which Company or any of its Subsidiaries is a party, (C) would cause any condition to the Closing set forth in Section 7.01, Section 7.02 or Section 7.03 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither the Company nor any subsidiary thereof shall be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the financings contemplated by the Debt Financing or the Debt Documents, to bear any cost or expense or to make any other payment (in each case to the extent it has not received prior reimbursement or is not otherwise concurrently indemnified by or on behalf of Parent) or agree to provide any indemnity in connection with the Debt Financing or any information utilized in connection therewith, in each case prior to the Effective Time, (B) deliver or obtain opinions of internal or external counsel, or (C) require the directors or managers of the Company or any of its Subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless Parent shall have determined that such directors or managers are to remain as directors and managers of the Company on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing.

(c) All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub and their respective Representatives pursuant to this Section 6.16 shall be kept confidential by them in accordance with the Confidentiality Agreement. The Company hereby consents to (i) the use of all of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Company or any of its Subsidiaries, the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including their logos and marks and (ii) Parent sharing confidential information regarding the Company with Debt Financing Sources as “representatives” of Parent under the Confidentiality Agreement.

(d) The Company shall use reasonable best efforts to deliver evidence, in form and substance reasonably acceptable to Parent, of the termination, effective as of Closing, of any and all obligations or liabilities under that certain letter agreement, dated as of November 16, 2022, with unique swap identifier 1030282338VM45635678 (the “Interest Swap Agreement”) and all amounts payable thereunder having been satisfied as of the Closing, without any further liability or obligation on the part of the Company or any of its Subsidiaries; provided, however, in lieu thereof, at the written request of Parent, the Company shall use reasonable best efforts to novate to Parent the Interest Swap Agreement, effective on the Closing Date. To the extent the Interest Swap Agreement is terminated in accordance with the preceding sentence (and not novated), Parent shall be obligated to provide to the Company or its Subsidiaries any termination payments, settlement amounts or other out-of-pocket costs payable by the Company or any of its Subsidiaries in connection with such termination substantially simultaneously with (and subject to the occurrence of) the Closing.

(e) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including professional fees and expenses of accountants, legal counsel and other advisors) to the extent such costs are incurred by the Company or its Subsidiaries in connection with such cooperation provided by the Company, its Subsidiaries, their respective officers, employees and other representatives pursuant to the terms of this Section 6.16, or in connection with compliance with its obligations under this Section 6.16, and Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, agents and representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any information utilized in connection therewith and any misuse of the logos or marks of the Company or its Subsidiaries, except to the extent that such liabilities or losses arose out of or resulted from the willful misconduct of the Company, any of its Subsidiaries or any of their respective representatives.

(f) The parties hereto acknowledge and agree that the provisions contained in this Section 6.16 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent and/or Merger Sub with respect to the transactions contemplated by this Agreement and the Debt Commitment Letter, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Debt Commitment Letters or Debt Documents shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 6.16(a) shall not be considered in determining the satisfaction of any condition set forth in Article VII, unless such breach is (a) in respect of any of the Company’s obligations pursuant to Section 6.16(a)(1), or (b) a willful and material breach and is the primary cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing.

SECTION 6.17. FIRPTA Certificate. At or prior to Closing, the Company shall have delivered to Parent (i) a statement from the Company, signed by an authorized officer of the Company, that the Company is not, and has not been at any time during the five years preceding the date of such statement, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, such statement in form and substance conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h) (the “FIRPTA Certificate”), and (ii) a form of notice to be delivered by Parent to the Internal Revenue Service on behalf of the Company in compliance with Treasury Regulation Sections 1.897-2(h)(2) in substantially the form attached hereto as Exhibit B.

SECTION 6.18. Specified Actions. The Company shall take the actions set forth on Section 6.18 of the Company Disclosure Letter.

SECTION 6.19. Certain Notices. From and after the date hereof and until the Effective Time or the earlier termination of this Agreement, the Company shall promptly notify Parent, and Parent shall promptly notify the Company, in writing upon becoming aware of (a) any event, condition, fact or circumstance that would reasonably be expected to cause of any of the conditions set forth in Article VII to not be satisfied as if the Closing Date were the date that such event, condition, fact or circumstance occurred, arose, existed or came into effect, (b) any Proceeding or claim threatened (in writing), commenced or asserted against any of the Company or its Subsidiaries or their respective officers or directors that either relates to this Agreement, the Merger or the Transactions, or (c) any allegation by a third-party that its consent or approval is required in connection with the consummation of the Transactions if the failure to obtain such consent or approval is material the applicable party. No notification provided pursuant to this Section 6.19 or otherwise pursuant to this Agreement shall affect or be deemed to modify any representation or warranty made by any party hereunder or limit or restrict any rights of any party hereunder, including the right to assert that a condition to Closing has not been satisfied. Any failure to give notice in accordance with the foregoing shall not be deemed to constitute the failure of any condition set forth in Article VII or the basis for any condition set forth in Article VII not to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Article VII to be satisfied.

SECTION 6.20. 401(k) Plan Termination. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, the Company 401(k) Plan, unless Parent or one of its Affiliates, in its sole and absolute discretion, agrees to sponsor and maintain the Company 401(k) Plan by providing the Company with written notice of such election at least ten (10) Business Days before the Closing. Unless Parent or one of its Affiliates provides such notice to the Company, Parent shall receive from the Company, prior to the Closing, evidence that the Board of Directors of the Company or its applicable Affiliate has adopted resolutions to terminate the Company 401(k) Plan (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date. In the event that the distributions of assets from the trust or group annuity contract of the Company 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall use commercially reasonable efforts to estimate (or to cause a qualified third-party to estimate) the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Closing. The Company shall take (or cause to be taken) such other actions in furtherance of terminating the Company 401(k) Plan as Parent may reasonably require. If Parent, in its sole and absolute discretion, agrees to sponsor and maintain the Company 401(k) Plan, the Company shall amend the Company 401(k) Plan, effective as of the Closing, to the extent necessary to limit participation to employees of the Company and its Subsidiaries and to exclude all employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries) from participation in the Company 401(k) Plan. In connection with any such termination of the Company 401(k) Plan, Parent shall (or shall cause a Subsidiary thereof, as applicable, to) (A) create or make available one or more tax-qualified defined contribution plans (a “Parent 401(k) Plan”) in which Company Service Providers who were eligible to participate in the Company 401(k) Plan immediately prior to the Effective Time will be entitled to participate, effective as soon as practicable following the Closing (and in no case later than 30 days following the Closing), (B) allow any such employees to roll over their account balances (including any loans, if permitted by the applicable Parent 401(k) Plan) from the Company 401(k) Plan into any such Parent 401(k) Plan, and (C) take all actions reasonably necessary to effect the foregoing.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

SECTION 7.01. Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction (or waiver by each of the parties) on or prior to the Closing Date of the following conditions:

(a) No Legal Restraints. No applicable Law enacted or applicable to the Transactions by any Governmental Entity of competent jurisdiction with respect to the Company, Parent or their respective Subsidiaries, or any Judgment (whether temporary, preliminary or otherwise) or other legal restraint or prohibition issued or adopted or applicable to the Transactions by any such Governmental Entity, restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger (collectively, the “Legal Restraints”) shall be in effect;

(b) Required Regulatory Approvals. The expiration or termination of any applicable waiting period (including any extension thereof) under the HSR Act shall have occurred, and all other Required Regulatory Approvals expressly set forth on Section 7.01(b) of the Company Disclosure Letter shall have been obtained;

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and be in full force and effect; and

(d) Information Statement. At least twenty (20) calendar days shall have elapsed since the Company mailed to the stockholders of the Company the Information Statement as contemplated by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

SECTION 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent and Merger Sub) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company (i) set forth in Section 3.07(i) and Section 3.07(ii) (Absence of Certain Changes or Events) shall be true and correct as of the date hereof and at and as of the Closing Date as though made at and as of such date; (ii) set forth in Section 3.01 (Organization, Standing and Power), Section 3.03(b) and (d) (Subsidiaries), Section 3.04 (Authority; Execution and Delivery; Enforceability) and Section 3.21 (Brokers and Other Advisors) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) in all material respects as of the date hereof and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), (iii) set forth in Section 3.02(a) through (d) (Capital Structure) shall be true and correct in all respects as of the date hereof and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for de minimis inaccuracies, and (iv) set forth in Article III, other than those specified in the foregoing clauses (i) through (iii), shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) as of the date hereof and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time;

(c) Company Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement; and

(d) Company Officer’s Certificate. Parent and Merger Sub shall have received from the Company a certificate, dated the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company, certifying that the conditions set forth in clauses (a), (b) and (c) of this Section 7.02 have been satisfied.

SECTION 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.01 (Organization, Standing and Power), Section 4.03 (Authority; Execution and Delivery; Enforceability) and Section 4.05 (Brokers and Other Advisors) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality,” “Parent Material Adverse Effect” or similar qualifications and exceptions contained therein) in all material respects as of the date hereof and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) and (ii) set forth in Article IV other than those specified in the foregoing clause (i) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality,” “Parent Material Adverse Effect” or similar qualifications and exceptions contained therein) as of the date hereof and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement as of the Effective Time; and

(c) Parent Officer’s Certificate. The Company shall have received from Parent a certificate, dated the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent, certifying that the conditions set forth in clauses (a) and (b) of this Section 7.03 have been satisfied.

ARTICLE VIII

TERMINATION; AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (whether before or after receipt of the Company Stockholder Approval, except as otherwise expressly noted):

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before October 15, 2024 (such date, as may be extended in accordance with this clause (i), the “Outside Date”); provided, however, that in the event the conditions set forth in Section 7.01(a) (with respect to Antitrust Laws) or Section 7.01(b) shall not have been satisfied on or before the Outside Date, but all other conditions set forth in Article VII have been satisfied (or waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied on such date) on or before such date, then either Parent or the Company shall be entitled to, by delivering written notice to the other party no later than 5:00 p.m., New York City time, on the Outside Date, extend the Outside Date to January 15, 2025; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party (which in the case of Parent or Merger Sub, includes either or both of Parent and Merger Sub) if any action of such party or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or directly resulted in the failure of the Merger to occur on or before such date and such action or failure to perform such obligations constitutes a breach of this Agreement; or

(ii) if any Legal Restraint permanently restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party (which in the case of Parent or Merger Sub, includes either or both of Parent and Merger Sub) if the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or directly resulted in the issuance of such final, non-appealable Legal Restraint.

(c) by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be cured prior to the Outside Date or, if capable of being cured, has not been cured prior to the earlier of (x) 45 days after the giving of written notice by Parent to the Company of such breach (which notice shall include reasonable detail regarding such breach) and (y) the Outside Date (provided, that Parent and Merger Sub are not then in material breach of this Agreement or if any representation or warranty of Parent or Sub shall have become untrue, in either case, so as to result in the failure of any of the conditions set forth in Section 7.03(a) or 7.03(b));

(d) by the Company, if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be cured prior to the Outside Date or, if capable of being cured, has not been cured prior to the earlier of (x) 45 days after the giving of written notice by the Company to Parent or Merger Sub of such breach (which notice shall include reasonable detail regarding such breach) and (y) the Outside Date (provided, that the Company is not then in material breach of this Agreement or if any representation or warranty of Parent or Sub shall have become untrue, in either case, so as to result in the failure of any of the conditions set forth in Section 7.02(a) or 7.02(b));

(e) by the Company, prior to receipt of the Company Stockholder Approval but not thereafter, in order to enter into, concurrently with the termination of this Agreement, a definitive written agreement providing for the consummation of a Superior Proposal in accordance with Section 5.02; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) unless the Company has complied with Section 5.02 (including Section 5.02(f)) and has paid, or simultaneously with the termination of this Agreement pursuant to this Section 8.01(e) pays, the Company Termination Fee in accordance with Section 9.02;

(f) by Parent, prior to receipt of the Company Stockholder Approval, if an Adverse Recommendation Change has occurred; or

(g) by Parent, if a copy of the Written Consent shall not have been delivered to Parent within twelve (12) hours following the execution and delivery of this Agreement.

SECTION 8.02. Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no force and effect (other than Section 6.03(b), Section 6.04(d), Section 6.07, Section 6.16(d), this Section 8.02 and Article IX, which provisions shall survive such termination), without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand, except that no such termination shall relieve any party from liability arising out of or resulting from the willful and material breach by such party of any provision set forth in this Agreement. For purposes of this Agreement, “willful and material breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement. For the avoidance of doubt, a party’s failure to consummate the Closing when required pursuant to Section 1.02 shall be a willful and material breach of this Agreement.

(b) In the event that:

(i) the Company terminates this Agreement pursuant to Section 8.01(e);

(ii) Parent terminates this Agreement pursuant to Section 8.01(f); or

(iii) Parent terminates this Agreement pursuant to Section 8.01(c) or Section 8.01(g) and (A) at any time after the date of this Agreement and prior to such termination, a Company Takeover Proposal shall have been communicated to the senior management of the Company or the Company Board and (B) within twelve (12) months after such termination, the Company or a Subsidiary thereof shall have (1) consummated a Company Takeover Proposal or (2) entered into a definitive agreement with respect to a Company Takeover Proposal (provided, that for purposes of this Section 8.02(b)(iii), the references to “20% or more” in the definition of Company Takeover Proposal shall be deemed to be references to “more than 50%”);

then the Company shall pay to Parent (or its designee) a fee of $26,348,250 (the “Company Termination Fee”). Any fee due under this Section 8.02(b) shall be paid by wire transfer of same-day funds to an account designated by Parent (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within three (3) Business Days after the date of such termination of this Agreement, and (3) in the case of this clause (iii), within three (3) Business Days after the earlier of (x) the date of the consummation of the transaction referred to in clause (B)(1) thereof and (y) the date of entry into the definitive agreement referred to in clause (B)(2) thereof. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. The Company acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 8.02 and, in order to obtain such payment, Parent and/or Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.02, the Company shall pay to or as directed by Parent the costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Parent or its Affiliates (including Merger Sub) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.02 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (the “Enforcement Expenses”).

SECTION 8.03. Amendment; Extension; Waiver. This Agreement may be amended, modified and supplemented in any and all respects only by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. At any time prior to the Effective Time, the parties (treating Parent and Merger Sub as one party for this purpose) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Notwithstanding the foregoing, (i) there shall be made no amendment, modification or supplement to this Agreement after the Effective Time and (ii) any amendment to this penultimate sentence of Section 8.03 (Amendment; Extension; Waiver), the second proviso to Section 9.08 (Entire Agreement, Third-Party Beneficiaries), the final sentence of Section 9.12 (Jurisdiction), Section 9.13 (WAIVER OF JURY TRIAL) or Section 9.14 (Debt Financing Sources), in each case to the extent that such amendment would materially and adversely affect the interests of a Debt Financing Sources Related Party, shall also be approved by such the applicable Debt Financing Source. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Nonsurvival of Representations and Warranties. Subject to the terms of the immediately following sentence, none of the representations, warranties, covenants or agreements of the Company, Parent or Merger Sub in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies or contemplates performance in whole or in part after the Effective Time, including those contemplated in Section 6.06.

SECTION 9.02. Fees and Expenses. Except as set forth in Section 6.04(d), Section 6.06(b) and Section 6.16(d) or in respect of Enforcement Expenses payable pursuant to Section 8.02, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger and the other Transactions are consummated.

SECTION 9.03. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, or sent by email, or sent by reputable overnight courier service and shall be deemed to have been duly delivered and received hereunder when given when so delivered by hand, or, if mailed, one Business Day after mailing by reputable overnight courier service or, if emailed, on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating nondelivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 9.03):

(a) if to Parent or Merger Sub, to:

Resideo Technologies, Inc.

16100 N. 71st Street, Suite 550

Scottsdale, Arizona 85254

E-mail:   Jeannine.lane@resideo.com

Attention:  Jeannine Lane

with a copy (which shall not constitute actual or constructive notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

E-mail:   rleaf@willkie.com

jfertman@willkie.com

tprakash@willkie.com

Attention:  Russell L. Leaf

Jared N. Fertman

Tej Prakash

(b) if to the Company, to:

Snap One Holdings Corp.

1800 Continental Boulevard, Suite 200

Charlotte, NC 28273

E-mail:  JD.Ellis@SnapOne.com

Attention:  JD Ellis, Chief Legal Officer

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

E-mail:   eswedenburg@stblaw.com

katherine.krause@stblaw.com

louis.argentieri@stblaw.com

Attention:  Eric M. Swedenburg

Katherine M. Krause

Louis H. Argentieri

SECTION 9.04. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise. Notwithstanding the foregoing, in no event shall (i) other than in the case of Sections 3.20, 3.21, 4.11, 5.01(a)(xv), 5.02, 6.02, 6.07, 6.08 and the definition of “Affiliate Transaction,” any investment fund or investment vehicle managed by Hellman & Friedman LLC be considered an affiliate of the Principal Stockholders or an affiliate of the Company or any of its Subsidiaries, or (ii) any portfolio company (other than the Company and its Subsidiaries) of any investment fund or vehicle affiliated with or managed by Hellman & Friedman LLC be considered an affiliate of the Principal Stockholders or an affiliate of the Company or any of its Subsidiaries; provided, that, for purposes of Section 6.04, the Principal Stockholders, but not any of their affiliated funds or portfolio companies, shall be considered an Affiliate of the Company.

“Affiliate Transaction” means any Contract or transaction with any director, officer or Principal Stockholder or any Affiliate of the Company or any Affiliate of any such director, officer, Principal Stockholder or such Affiliate that, in each case, is binding upon the Company or any Subsidiary of the Company or any of its or their properties or assets (in each case, other than (a) the Company Stock Plan, (b) Contracts with officers of the Company and its Subsidiaries for employment, severance or retention that, to the extent required pursuant to the terms hereof, are listed in the applicable section of the Company Disclosure Letter, and (c) any rights of any such director or officer to indemnification, exculpation or reimbursement pursuant to the Company Charter, Company Bylaws, Organizational Documents of any Subsidiary or any indemnification agreement that is listed in the applicable section of the Company Disclosure Letter).

“Ancillary Documents” means, collectively, this Agreement, and the Support Agreement.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign competition, merger control, foreign investment, antitrust or similar Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, or that aim at reviewing and controlling foreign investment.

A “Business Day” means any day other than a Saturday, Sunday or any day on which banks are required or authorized by Law to close in New York, New York, Charlotte, North Carolina or Scottsdale, Arizona.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” means the Snap One, LLC 401(k) Plan, as may be amended and restated from time to time.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other employment, consulting, bonus, pension, profit-sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, paid time off, fringe benefit, severance, change in control, retention, disability, death benefit, hospitalization, medical, welfare benefit, post-employment or retirement or other compensatory or employee benefit plan, agreement, policy, program, or arrangement, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries for the benefit of any former or current director, officer, employee or independent contractor of the Company or any Subsidiary of the Company, in each case, other than a PEO Plan.

“Company Equity Awards” means, collectively, Company Stock Options, Company Restricted Shares, Company RSUs, Company PSUs, Phantom Options, and Phantom RSUs.

“Company ESPP” means Snap One Holdings Corp. 2021 Employee Stock Purchase Plan.

“Company Group” means, collectively, the Company and its Subsidiaries.

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary of the Company.

“Company Material Adverse Effect” means any change, event, effect, development, occurrence or state of facts that, considered individually or together with all other changes, events, effects, developments, occurrences or state of facts, (a) would reasonably be expected to prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or (b) has had or resulted in, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of the Company and the Subsidiaries of the Company, taken as a whole, excluding in the case of this clause (b), any change, event, effect, development, occurrence or state of facts to the extent it results from or arises out of:

(i) general conditions in the industries in which the Company operates,

(ii) general economic or regulatory, legislative or political conditions or general conditions in the securities, credit, financial or other capital markets (including changes generally in prevailing interest rates, currency exchange rates, credit market conditions and capital markets price levels or trading volumes), in each case in the United States or elsewhere in the world,

(iii) any change in applicable Law or GAAP (or interpretation or enforcement thereof) after the date hereof,

(iv) geopolitical conditions, the outbreak or escalation of war or similar hostilities, terrorism or widespread or industry-wide cyberattack, or any escalation or worsening of any such acts,

(v) any hurricane, tornado, flood, volcano, earthquake, epidemic, disease outbreak, public health event, pandemic (including COVID-19 and any worsening thereof (including any COVID-19 Response)) or other natural or man-made disaster,

(vi) the failure of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics after the date of this Agreement, or changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company and/or its Subsidiaries (it being understood that the underlying facts or occurrences giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts or occurrences are not otherwise excluded from being taken into account pursuant to this definition in determining whether there has been a Company Material Adverse Effect),

(vii) the execution and delivery or performance of this Agreement, or the negotiation, announcement or consummation of any of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees of Governmental Authorities or any stockholder litigation resulting therefrom, provided that, for the avoidance of doubt, the exception in this clause (vii) will not be deemed to apply to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.05, and, solely to the extent related to the representations and warranties set forth in Section 3.05, the condition set forth in Section 7.02(a),

(viii) any action taken by the Company or its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement,

(ix) any litigation, claim or Proceeding threatened or initiated by Parent or Merger Sub against the Company, in each case, arising out of or relating to this Agreement or the Transactions, or

(x) changes resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective affiliates, including the financing obtained or to be obtained by Parent, Merger Sub or any of their respective affiliates, except, in the case of clause (i), (ii), (iii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate (in which case solely the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company PSU” means each restricted stock unit subject to performance-based vesting criteria payable in shares of Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise.

“Company Restricted Share” means each share of Company Common Stock subject to vesting or forfeiture, whether granted pursuant to the Company Stock Plan or otherwise.

“Company RSU” means each restricted stock unit payable in shares of Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise (including, for the avoidance of doubt, each deferred stock unit issued pursuant to the Snap One Holdings Corp. Directors Deferral Plan).

“Company Service Provider” means (i) each individual who is a current or former director, officer, employee of any of the Company or any of its Subsidiaries, and (ii) each individual independent contractor or other service provider of the Company or any of its Subsidiaries (including individuals providing services through personal services entities).

“Company Stock Option” means any option to purchase shares of Company Common Stock granted under a Company Stock Plan or otherwise.

“Company Stock Plan” means, collectively, the Snap One Holdings Corp. 2021 Equity Incentive Plan (as amended from time to time) and each sub-plan established thereunder (as each may be amended from time to time), and the individual agreements provided thereunder for the grant of Company Equity Awards.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (a) direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board), (b) direct or indirect acquisition of 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (c) tender offer or exchange offer that if consummated would result directly or indirectly in any Person or group (or the stockholders of any Person or group) (other than Parent and its Subsidiaries) beneficially owning 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction involving the Company which would result in any Person or group (or the stockholders of any Person or group) (other than Parent and its Subsidiaries) beneficially owning, directly or indirectly, 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof). For the avoidance of doubt, the Merger and the other Transactions shall not be deemed a Company Takeover Proposal.

“Compensation Committee” means the Compensation Committee of the Board of Directors of the Company, as composed as of the date hereof (or as may thereafter be changed in the ordinary course of business consistent with past practice and applicable Law).

“Consent” means any consent, waiver, approval, clearance, license, permit, order or other authorization.

“Contract” means any written or oral contract, lease, sublease, license, concession, occupancy agreement, indenture, note, bond, loan, agreement, arrangement, understanding or other instrument.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or other mutations thereof.

“COVID-19 Response” means any actions taken or omitted in response to the COVID-19 pandemic and the effects resulting from such taken or omitted actions (including (a) any required or recommended quarantines, travel restrictions, “stay-at-home” orders, social distancing measures, or other safety measures, (b) workforce reductions, workplace or worksite shutdowns or slowdowns, factory closures, (c) any delays in shipment of products to customers or in receipt of deliveries of supplies from vendors, and (d) other measures initiated, to the extent reasonably necessary or appropriate to respond to, or mitigate the effects of, the COVID-19 pandemic).

“Credit Agreement” means that certain Credit Agreement, dated as of December 8, 2021 (as amended by Incremental Agreement No. 1, dated as of October 2, 2022, and Amendment to Credit Agreement, dated as of April 17, 2023), among the Company, as borrower, the lenders and letter of credit issuers party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and swingline lender.

“Debt Financing” means the financing contemplated by the Debt Financing Commitment, as amended, supplemented, modified, terminated, reduced or waived in compliance with Section 6.15(b) or replaced in compliance with Section 6.15(d).

“Debt Financing Sources” means the Persons that are party to the Debt Financing Commitment (including any amendments thereto) (in their respective capacities as lenders, arrangers, bookrunners, managers, agents or otherwise thereunder) that have committed to provide or arrange the Debt Financing or any Alternative Financing in connection with the Merger, provided that Parent and its Subsidiaries will not be Debt Financing Sources for any purposes of this Agreement.

“Debt Financing Sources Related Party” means the Debt Financing Sources and their respective Affiliates and such Debt Financing Sources’ (and their respective Affiliates’) directors, officers, employees, members, managers, partners, controlling persons, agents, advisors, attorneys, representatives and successors of each of the foregoing.

“Environmental Laws” shall mean Laws regarding (i) the protection of the natural environment (including ambient air, vapor, surface water, ground water, and land surface or subsurface strata, and natural resources), or (ii) the protection of human health and safety as it pertains to exposure to Hazardous Materials, including in each case of (i) or (ii) all such Laws relating to the manufacture, registration, distribution, formulation, packaging or labeling of Hazardous Materials or products containing Hazardous Materials, or the handling, use, presence, generation, treatment, transportation, storage, disposal, release or threatened release of or exposure to any Hazardous Materials.

“Equity Financing” means the offering of equity securities of Parent to third-party investors for cash consideration contemplated by the Equity Commitment Letter.

“Equity Financing Sources” means the Persons (other than Parent) that have entered into the Equity Commitment Letter.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any member of the Company Group, or that is, or was at the relevant time, a member of the same “controlled group” as any member of the Company Group pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient (rounded to four decimal places) of (a) the Merger Consideration, over (b) the Parent Common Stock Value.

“FDI Laws” means all applicable foreign and domestic Laws that are designed or intended to prohibit, restrict, review, or regulate foreign investments for national security, public order, state security or similar policy objective (other than Antitrust Laws).

“Financing Agreement” means any credit agreement, note indenture, or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with the Debt Financing.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Materials” means any chemicals, materials, wastes or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants,” under, or for which liability or standards of conduct are imposed due to their dangerous or deleterious properties or characteristics pursuant to, any applicable Environmental Law, including petroleum or petroleum by-products, asbestos or asbestos-containing materials, greenhouse gases, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs), radioactive materials, regulated medical waste, lead-based paints, radon, or toxic mold in quantities or concentrations that materially affect the value or utility of the building(s) in which it is present.

“Indebtedness” means, with respect to any Person, without duplication, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (a) in respect of borrowed money (including obligations in respect of drawings under overdraft facilities) or with respect to unearned advances to such Person, (b) evidenced by notes, bonds, debentures or similar Contracts, (c) in respect of outstanding letters of credit, bank guarantees and bankers’ acceptances, (d) for Contracts relating to interest rate or currency rate protection, swap agreements, collar agreements, forward agreements, futures agreements and similar hedging and derivative agreements, or (e) any indebtedness described in the foregoing clauses of any third-party secured by a Lien on any asset of the such Person or guaranteed by such Person or for which such Person is or may become contingently liable.

“Intellectual Property” means all intellectual property, including all rights in or to: (i) trademarks, service marks, logos, trade dress, domain names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and/or symbolized thereby, including all renewals of the same; (ii) patents and patent applications, including divisionals, revisions, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (iii) trade secrets, inventions, methods, processes and know-how; (iv) rights in software and (v) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Intervening Event” means any event development or change in circumstances (other than (i) the existence or terms of a Company Takeover Proposal or any matter relating thereto, (ii) changes in the price or trading volume of Company Common Stock, in and of itself (provided, however, the underlying reasons for such changes may constitute an Intervening Event to the extent not otherwise excluded hereunder) or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided, however, the underlying reasons for such events may constitute an Intervening Event to the extent not otherwise excluded hereunder)) that (A) is material to the business, assets, or operations of the Company and its Subsidiaries, taken as a whole, and (B) was not known to or not reasonably foreseeable by the Company Board or any committee thereof prior to the execution and delivery of this Agreement.

“IT Assets” means computers, software, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, in each case used by the Company.

“knowledge” means, (a) with respect to the Company, the actual knowledge of the individuals set forth on Section 9.04 of the Company Disclosure Letter after reasonable inquiry of such individual’s direct reports and (b) with respect to Parent or Merger Sub, the actual knowledge of Parent’s or Merger Sub’s executive officers, as applicable, after reasonable inquiry of such individual’s direct reports.

“Law” means any transnational, national, federal, state, local, provincial, municipal, domestic or foreign statute, constitution, law (including common law), ordinance, code, permit, rule, regulation or ruling, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means all real property leased, subleased, licensed, used or occupied by the Company or one of its Subsidiaries.

“Liens” means any lien, pledge, mortgage, deed of trust, security interest, easement, servitude, charge, claim, option, right of first refusal, adverse interest or other similar encumbrance. For the avoidance of doubt, “Lien” does not include any license, covenant not to sue or similar right granted with respect to any Intellectual Property.

“Multiemployer Plan” means each Plan that is a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Open Source Software” means any software that is licensed, distributed or conveyed (a) as “free software” (as defined by the Free Software Foundation), (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or any similar licensing or distribution model, or (c) under a license that requires source code or derivative works based on such software to be made publicly available under the same license.

“Parent Common Stock” means shares of common stock of Parent.

“Parent Common Stock Value” means the volume-weighted average sales price per one (1) share of Parent Common Stock on the NYSE for the thirty (30) full trading days ending on and including the full trading day three (3) Business Days immediately prior to the Closing Date.

“Parent Equity Plan” means the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc.

“Parent Material Adverse Effect” means any change, event, effect, development, occurrence or state of facts that, considered individually or together with all other changes, events, effects, developments, occurrences or state of facts, would reasonably be excepted to prevent or materially impair or materially delay the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

“Parent Related Party” means any directors, officers, employees, Affiliates, Representatives, stockholders and assignees of each of Parent and Merger Sub.

“PEO” means a professional employer organization, co-employer organization, human resources or benefits outsourcing entity, or similar vendor or provider.

“PEO Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other employment, consulting, bonus, pension, profit-sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, paid time off, fringe benefit, severance, change in control, retention, disability, death benefit, hospitalization, medical, welfare benefit, post-employment or retirement or other compensatory or employee benefit plan, agreement, policy, program, or arrangement, in each case, maintained, contributed to or sponsored by a PEO engaged by the Company or a Subsidiary of the Company for the benefit of any former or current director, officer, employee or independent contractor of the Company or any Subsidiary of the Company.

“Permitted Liens” means (a) any Lien for Taxes not yet due and payable or Liens for Taxes being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP; (b) zoning, building codes and other land use Laws imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property; (c) utility easements, rights of way and similar recorded agreements, easements, covenants, reservations and restrictions, in each case, that do not and would not reasonably be expected to, individually or in the aggregate, materially detract from the value or marketability of, or materially impair the ability of the Company to use, occupy or operate the real property to which they relate in substantially the same manner as currently conducted (and excluding in all events any Liens securing the payment of money); (d) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business; provided, however, that the underlying obligations are not yet due and payable or are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP and are not individually or in the aggregate material in nature or costs; (e) (i) all non-monetary exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar non-monetary matters (A) that are matters of record or may be shown or disclosed by a complete and accurate inspection, survey or title report or other similar report and (B) disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof, in each case, that do not and would not reasonably be expected to, individually or in the aggregate, materially detract from the value or marketability of, or materially impair the ability of the Company to use, occupy or operate the real property to which they relate in substantially the same manner as currently conducted (and excluding in all events any Liens securing the payment of money); (f) Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of the Company or any of the Company’s Subsidiaries (provided that any such Lien is only the obligation of the Company or any of the Company’s Subsidiaries); or (g) Liens securing the obligations under the Credit Agreement, to the extent released at the Closing.

A “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, Governmental Entity or other entity.

“Personal Data” means (a) any information defined as “personal data,” “personally identifiable information” or “personal information” under any Privacy and Data Security Requirement, or (b) any information that, alone or in combination with other information, can reasonably be used to identify an individual natural person or relating to an identified or identifiable natural person, directly or indirectly, including name, a unique identification number, government-issued identifier (including Social Security number and driver’s license number), physical address, gender and date of birth.

“Phantom Option” means each cash-settled stock appreciation right that relates to the value of the Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise.

“Phantom RSU” means each “phantom restricted stock unit” that relates to the value of Company Common Stock and is settled in cash pursuant to the terms thereof, whether granted pursuant to the Company Stock Plan or otherwise.

“Principal Stockholders” means, collectively, the persons set forth on Schedule A hereto.

“Privacy and Data Security Requirements” means (a) any Laws concerning data protection, data privacy, data security, cybersecurity, cross-border data transfer, and general consumer protection laws as applied in the context of data privacy, data breach notification, electronic communication, telephone and text message communications, marketing by email or other channels, and the Processing of Personal Data; (b) Contracts to which the Company or any of its Subsidiaries are bound that relate to Personal Data or protection of the IT Assets and (c) all of the Company’s and its Subsidiaries’ publicly posted policies and representations regarding the Processing of Personal Data.

“Process” or “Processing” with regard to Personal Data means the collection, use, storage, maintenance, retention, transmission, access, processing, recording, distribution, transfer, import, export, protection (including security measures), deletion, disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Regulatory Recall” means any recall or withdrawal mandated or agreed upon between the Company and the U.S. Consumer Product Safety Commission or similar product safety regulatory authority located in a market where the Company or any of its Subsidiaries sells products.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, financial advisors, legal counsel, financing sources and other agents, advisors or representatives.

“Required Information” means the financial statements related to the Company and its Subsidiaries required by clauses (i) and (ii) of paragraph 6 in Exhibit D to the Debt Commitment Letter as in effect on the date hereof.

“Required Regulatory Approvals” means all Authorizations and Judgments of Governmental Entities (including the fulfillment of any conditions required by such Governmental Entity prior to the consummation of the Merger in connection with such Authorizations and Judgments), and the expiration or termination of all waiting periods (including any extension thereof), required in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger and the other Transactions under (a) the HSR Act, (b) any other Antitrust Law and (c) any FDI Law.

“Sanctioned Jurisdiction” means any country, region, or territory to the extent that such country, region, or territory itself is the subject of comprehensive Sanctions (including, at the time of signing, Cuba, Iran, North Korea, Syria, and the Russian-occupied Crimea, Donetsk, Luhansk, Kherson, or Zaporizhzhia regions of Ukraine).

“Sanctioned Person” means: (i) a Person that is currently the subject or target of any Sanctions; (ii) a Person listed in any Sanctions-related list of designated Persons, (iii) a Person located, organized or resident in a Sanctioned Jurisdiction or (iv) a Person owned or controlled by any Person or Persons specified in (i) - (iii) or otherwise the target of Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the (a) U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or (b) the European Union, (c) the United Kingdom, (d) the United Nations Security Council, or (e) any other relevant government authority.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any entity of which: (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company); (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held, directly or indirectly, by such Person or by any one or more of such Person’s Subsidiaries; (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person; or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.

“Superior Proposal” means any bona fide written Company Takeover Proposal that (a) did not result from a breach of Section 5.02, (b) contemplates a transaction that is reasonably likely to be consummated in accordance with its terms, and (c) the Company Board determines, in its good faith judgment, after consultation with its financial advisors and legal counsel, is more favorable from a financial point of view to the Company’s stockholders (in their capacities as such) than the transactions contemplated hereby (taking into account any changes to this Agreement proposed by Parent in writing in a binding offer in accordance with Section 5.02(f) in response to such Company Takeover Proposal and any other factors deemed relevant in good faith by the Company Board, including any financial, financing, conditionality, timing, regulatory, and other legal aspects of such Company Takeover Proposal and the identity of the Person making such Company Takeover Proposal); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Company Takeover Proposal shall be deemed to be references to “50.1%.”

“Tax Return” means all returns, declarations, statements, reports, filings, claims for refund, schedules, forms and information returns submitted to any Governmental Entity with respect to or relating to Taxes and any amendments thereto.

“Taxes” means any and all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes.

“TRA” means that certain Tax Receivable Agreement, dated as of July 27, 2021, by and among the Company and the TRA Parties.

“TRA Parties” have the meaning assigned to such term in the TRA.

“Trade Control Laws” means all applicable U.S. Laws and Regulations issued by a Governmental Entity applicable to the export or import of goods, technology or software, including without limitation the U.S. Export Administration Regulations (EAR), (15 CFR 730-774); the U.S. Arms Export Control Act (22 USC 2751-2779), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130); the Regulations of the Bureau of Alcohol, Tobacco, and Firearms (ATF) (27 CFR 447-555); and the U.S. Customs Regulations (19 CFR 1-199).

“Transactions” means the Merger and the other transactions contemplated hereby.

SECTION 9.05. Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. Any terms used in the Company Disclosure Letter or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The Exhibits to this Agreement and the Company Disclosure Letter are hereby incorporated and made a part hereof and are an integral part of this Agreement. Any matter set forth in any section of the Company Disclosure Letter shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Company Disclosure Letter to which such matter’s application or relevance is reasonably apparent from the face of such disclosure. Nothing contained in the Company Disclosure Letter shall be construed as an admission of liability or responsibility of any party to any third-party in connection with any pending or threatened legal proceeding or otherwise. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “or” shall not be exclusive. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to April 14, 2024. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. Unless the context requires otherwise (i) any reference to any Law herein shall be construed as referring to Law as from time to time amended, supplemented or otherwise modified, (ii) any reference to any Contract, instrument or other document herein shall be construed as referring to such Contract, instrument or other document as from time to time amended, supplemented or otherwise modified (provided such Contract, instrument or document has been made available to Parent), (iii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iv) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (v) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-5 under the Exchange Act. As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act. The term “made available,” “provided,” “disclosed” or words of similar import mean that the relevant documents, instruments or materials were (i) posted and made available to Parent on the Intralinks due diligence data site maintained by the Company for the purpose of the Transactions at least 24 hours prior to the execution and delivery of this Agreement, (ii) publicly available by virtue of the Company’s filing of a publicly available report, form or schedule with the SEC pursuant to the Securities Act or the Exchange Act prior to the date of this Agreement or (iii) delivered by e-mail to Parent or its Representatives prior to the date of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.06. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.07. Counterparts. This Agreement may be executed in one or more counterparts (including by .pdf, .tif, .gif, .jpg or similar attachment to email (any such delivery, an “Electronic Delivery”)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by Electronic Delivery shall be deemed to be an original and effective as delivery of a manually executed counterpart of this Agreement. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

SECTION 9.08. Entire Agreement; Third-Party Beneficiaries. This Agreement, together with any Exhibit hereto and the Company Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter hereof and thereof, and (b) are not intended to confer upon any Person other than the parties any rights or remedies, except (i) pursuant to Section 6.06(a), which is intended to be for the benefit of the Indemnified Persons and the other Persons covered by the insurance provided pursuant thereto and (ii) the rights of the holders of Company Common Stock to pursue claims for damages (including monetary damages based on the loss of the economic benefits of the Merger) and other relief for Parent’s or Merger Sub’s breach of this Agreement; provided that the rights granted to the holders of Company Common Stock pursuant to the foregoing clause (ii) of this Section 9.08 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion; provided, further that it is specifically intended that the Debt Financing Sources Related Parties with respect to the penultimate sentence of Section 8.03 (Amendment; Extension; Waiver), this proviso to Section 9.08 (Entire Agreement, Third-Party Beneficiaries), Section 9.09 (Assignment), the final sentence to Section 9.12 (Jurisdiction), Section 9.13 (WAIVER OF JURY TRIAL) and Section 9.14 (Debt Financing Sources) are express third-party beneficiaries of this Agreement.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void; provided, however, that the Parent or Merger Sub may assign its respective rights under this Agreement to any Debt Financing Source pursuant to the terms of the Debt Financing Commitment for purposes of creating a security interest herein or otherwise assigning as collateral its respective rights in respect of the Debt Financing; provided, however, such assignment will not relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Governing Law. Other than as provided in Section 9.12, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.11. Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement (including the consummation of the Transactions and the funding by Parent of the full amount of the aggregate Merger Consideration) in any court referred to in Section 9.12, without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement. Each of the parties further agrees not to assert that a remedy of specific enforcement is unenforceable, invalid or contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In the event any party hereto brings any action, claim, complaint, suit, action or other proceeding to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such action, claim, complaint, suit, action or other proceeding is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action, claim, complaint, suit, action or other proceeding.

SECTION 9.12. Jurisdiction. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”) for the purpose of any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Chosen Courts in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, in accordance with Section 9.03 (provided, that nothing in this Section 9.12 shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Chosen Courts. The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The foregoing shall not restrict any party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment, or to bring suit for the recognition or enforcement of any judgment obtained in any Chosen Court. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby acknowledges and agrees: (i) that any proceeding, whether in Law or in equity, in contract, in tort, or otherwise, involving the Debt Financing Sources Related Parties arising out of, or relating to, this Agreement or any of the transactions contemplated by this Agreement, including the performance of services thereunder or related thereto, will be subject to the exclusive jurisdiction of any state or federal court sitting in the state of New York in the borough of Manhattan and any appellate court thereof, and each of the parties hereto submits for itself and its property with respect to any such proceeding, to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone in bringing any such proceeding in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such proceeding in any such court and (iv) any such proceeding will be governed and construed in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware).

SECTION 9.13. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE DEBT FINANCING COMMITMENT OR THE FINANCING (INCLUDING THE PERFORMANCE

THEREOF) OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT MAKES THIS WAIVER VOLUNTARILY AND THAT THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.13.

SECTION 9.14. Debt Financing Sources. Notwithstanding anything herein to the contrary, no Debt Financing Sources Related Party shall have any liability or obligation to the Company and its Subsidiaries prior to Closing with respect to any claim or cause of action (whether in contract or in tort, in law or in equity or otherwise) relating to (a) this Agreement or the transactions contemplated hereunder, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement or (d) any failure of the transactions contemplated hereunder to be consummated. For the avoidance of doubt, this Section 9.14 does not limit or affect any rights or remedies that Parent may have against the Debt Financing Sources Related Parties pursuant to the terms and conditions of the Debt Commitment Letter.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

RESIDEO TECHNOLOGIES, INC., as Parent,

By:	/s/ John Heskett
Name: John Heskett
Title: VP Corporate Development and Treasurer

POP ACQUISITION INC., as Merger Sub,

By:	/s/ Jeannine Lane
Name: Jeannine Lane
Title: Director

SNAP ONE HOLDINGS CORP., as the Company,

By:	/s/ John Heyman
Name: John Heyman
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Schedule A

Principal Stockholders

Hellman & Friedman Capital Partners VIII, L.P.

Hellman & Friedman Capital Partners VIII (Parallel), L.P.

HFCP VIII (Parallel-A), L.P.

H&F Executives VIII, L.P.

H&F Associates VIII, L.P.

H&F Copper Holdings VIII, L.P.

Exhibit A

Form of Written Consent

[Intentionally omitted]

Exhibit B

Form of FIRPTA Certificate

[Intentionally omitted]